REPORT OF FOREIGN PRIVATE ISSUER



                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 27, 2005


                              --------------------

                        TURKCELL ILETISIM HIZMETLERI A.S.

                                 Turkcell Plaza
                            Mesrutiyet Caddesi No.153
                                 34430 Tepebasi
                                Istanbul, Turkey
                              --------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                          Form 20-F: |X| Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                                Yes: |_| No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes: |_| No: |X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes: |_| No: |X|


Enclosures:    Operating and financial review for the six month and three month periods ended June 30, 2005

OPERATING AND FINANCIAL REVIEW FOR THE SIX MONTH AND THREE MONTH PERIODS ENDED JUNE 30, 2005

Overview

         The financial information contained in the following discussion and analysis has been prepared and is presented on a consolidated basis in accordance with US GAAP in US dollars. The following discussion and analysis should be read in conjunction with the consolidated balance sheets as of December 31, 2003 and 2004 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the years in the three year period ended December 31, 2004 and the related notes there to included in our annual report on Form 20-F for the year ended December 31, 2004 (the "20-F") and the consolidated balance sheets as of December 31, 2004 and June 30, 2005, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three month and six month periods ended June 30, 2004 and 2005 included herein. The information as of June 30, 2005 and for the three month and six month periods ended June 30, 2004 and 2005 is not audited.

         Certain statements contained below, including information with respect to our plans and strategy for our business, are forward-looking statements. The statements contained in this discussion of operating results, which are not historical facts, are forward-looking statements with respect to our plans, projections or future performance, the occurrence of which involves certain risks and uncertainties. For a discussion of important factors that could cause actual results to differ materially from such forward-looking statements see "Item 3D. Risk Factors" in our 20-F.

         We were formed in 1993 and we commenced operations in 1994 pursuant to a revenue sharing agreement with Turk Telekom. Since April 1998, we have operated under a 25-year GSM license, which was granted upon payment of an upfront license fee of $500 million. At the same time we entered into an interconnection agreement with Turk Telekom for the interconnection of our network with Turk Telekom's fixed-line network. On September 20, 2003, we signed an agreement (the "Amended Agreement") with Turk Telekom amending certain sections of the Interconnection Agreement dated April 24, 1998. As a result of intervention by the Telecommunications Authority, we entered into a new supplemental protocol with Turk Telekom in 2003.

         Under the license, we pay ongoing license fees to the Turkish Treasury equal to 15% of our gross revenue, which includes monthly fixed fees and communication fees including taxes, charges and duties paid to the Turkish Treasury. On June 25, 2005, the Turkish government declared that GSM operators are required to pay monthly 10% portion of their existing ongoing license fee to the Ministry of Transportation as universal service fund. As a result, starting from June 30, 2005, we pay 90% of accrued ongoing license fee to the Turkish Treasury as the treasury share and 10% of the accrued ongoing license fee to Ministry of Transportation for the universal service fund. Since June 2004, SIM card sales, outgoing roaming revenues and late payment interest charges have been included in the definition of gross revenue and included in the monthly ongoing license fees computations. Under our interconnection agreement with Turk Telekom, we pay Turk Telekom an interconnection fee per call based on the type and length of call for calls originating on our network and terminating on Turk Telekom's fixed-line network, as well as fees for other services. We also collect an interconnection fee from Turk Telekom for calls originating on their fixed-line network and terminating on our network. We also have interconnection agreements with Telsim Mobil Telekomunikasyon Hizmetleri A.S. ("Telsim"), TT&TIM Iletisim Hizmetleri A.S. ("AVEA"), Milleni.com GMBH ("Milleni.com") and Globalstar Avrasya Uydu Ses ve Data Iletisim A.S. ("Globalstar") pursuant to which we have agreed, among other things, to pay interconnection fees to the other parties for calls originating on our network and terminating on theirs, and they have agreed to pay interconnection fees for calls originating on their networks and terminating on ours.

         From the time of our start-up through June 30, 2005, we have made capital expenditures amounting to approximately $4.9 billion including the cost of our licenses. The build-out of our network in Turkey is now substantially complete, with coverage at June 30, 2005 of 100% of the Turkish population living in cities of 10,000 or more people. As of June 30, 2005, our network covers 99.94% of the Turkish population living in cities of 5,000 or more and 99.78% of the Turkish population living in cities of 3,000 or more. Coverage also includes substantially the entire Mediterranean and Aegean coastline. We meet the coverage requirements of our license.

         Our subscriber base has expanded from 63,500 at year-end 1994 to approximately 15.7 million at year-end 2002, 19.0 million at year-end 2003, 23.4 million at year-end 2004 and 25.6 million as of June 30, 2005. Based on the announcements of the Telecommunications Authority, there are approximately 39.6 million subscribers in the Turkish GSM market as of June 30, 2005. The penetration rate in the Turkish GSM market was approximately 55% as of June 30, 2005 and the market is expected to continue to grow. We expect some deceleration in the growth of the Turkish GSM market during the second half of 2005 due to a slow down in consumer demand already seen. In 2007, we expect that a 70% penetration rate in the Turkish GSM market is likely to be achieved compared to our previous estimate of 65%. We expect to achieve continued growth in our subscriber base in 2005 overall but at a slower pace compared to that of 2004.

         Our prepaid mobile service increases our market penetration and limits our credit risk. This service permits access to our GSM services to subscribers who prefer to avoid monthly billing or to better control their mobile communication expenses. As of June 30, 2005, we had 20.4 million prepaid subscribers. Average selling and marketing expenses per prepaid subscriber are generally less than those per postpaid subscriber and average minutes of use per prepaid subscriber and average revenue per prepaid subscriber tend to be lower than for postpaid subscribers. Our average monthly minutes of use per subscriber has increased 4% to 63.7 minutes for the six month period ended June 30, 2005 from 61.1 minutes for the same period in 2004, mainly due to the favorable effect of the improving Turkish macroeconomic environment on consumer sentiment along with volume and customer focused campaigns and mass loyalty programs. Our average revenue per user increased 13% to $12.7 for the six month period ended June 30, 2005 from $11.2 for the same period in 2004. The increase was mainly due to the impact of additional legal provisions recorded for the three month period ended June 30, 2004, increasing minutes of usage and tariff raises in November 2004 and May 2005, despite the price discount initiatives which started especially in the second half of 2004 (e.g. PSTN=Onnet) and the dilutive impact of our prepaid subscriber base. We expect aggressive price discounts and campaigns from competitors to continue. However with our strong customer focused and balanced marketing activities, we expect that the blended minutes of usage will improve slightly in 2005 compared to 2004. We expect average revenue per subscriber to increase in 2005 compared to 2004. Improvement in minutes of usage, increasing Value Added Services and increasing data revenue are factors expected to impact average revenue per subscriber positively in 2005 while expected decreases in incoming interconnection revenue, due to lower interconnection rates, price discount initiatives started in the second half of 2004 and the dilutive impact of prepaid subscribers are factors expected to impact average revenue per subscriber negatively in 2005. See "Item 5D. Trend Information" in our 20-F.

         Churn is the percentage calculated by dividing the total number of subscriber disconnections, both voluntary and involuntary during a period by the average number of subscribers for the period. In addition to voluntary disconnections, under our disconnection process, subscribers who do not pay their bills are disconnected from our network and included in churn upon the commencement of the legal process to disconnect them, which occurs approximately 180 days from the due date of the unpaid bill. Pending disconnection, non-paying subscribers are suspended from service (but are still considered subscribers) and receive a suspension warning, which in some cases results in payment and reinstatement of service. During the year ended December 31, 2004, in addition to voluntary disconnections, we involuntarily disconnected 123,038 additional subscribers for nonpayment of bills and our annual churn rate was 9.1%. For the six month period ended June 30, 2005, in addition to voluntary disconnections, we disconnected 67,583 subscribers for nonpayment of bills. Our churn rate was 5.0% for the six month period ended June 30, 2005. We have a bad debt provision in our financial statements for such non-payments and disconnections which amounted to $133.9 million and $143.0 million as of December 31, 2004 and June 30, 2005, respectively, which we believe is adequate. Prior to 2003, the majority of subscriber disconnections were due to non payment of bills. However, starting from 2003, the majority of involuntary subscriber disconnections were prepaid subscribers' disconnections as a result of the increased number of prepaid subscribers in our subscriber base. We expect our churn rate in 2005 overall to increase as a result of the increase in competition in the GSM mobile market in 2005, but it is expected to be kept below 2003 levels.

International and Other Domestic Operations

         In 2004, we invested in Digital Cellular Communications ("DCC"), which is located in Ukraine and we continue to pursue investment opportunities in Iran. Our operations in Ukraine commenced during the second quarter of 2004 and on February 1, 2005, LLC Astelit ("Astelit"), which is a 99% owned subsidiary of DCC commenced its operations with GSM 1800 technology by introducing its new brand.

         Our operations in Iran have not yet commenced. We expect that any operations we conduct in Iran will be conducted through our 85% majority-owned subsidiary, East Asian Consortium B.V. ("Eastasia") as a participant in the Irancell Consortium ("Irancell" or the "Consortium"). On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggests a reduction of Eastasia's stake in Irancell to 49% and includes several other amendments to the terms of the license agreement originally agreed, and submitted these amendments to the Guardian Council for their consent. In May 2005, the Guardian Council gave their consent. The consent was approved by the Iranian President.

         On September 2, 2005, our Board of Directors decided to continue with the Irancell project and approved the ownership structure of Irancell with a stake of 49% in Irancell for Eastasia. However, it has been stated that 21% of the shares of Irancell should be transferred to the National Bank of Iran, Bank Melli, and the parties should agree that these shares shall be publicly offered in the third year following the initiation of the Irancell operations and these agreed terms should be reflected into all agreements between the parties in Irancell. Iranian Telecommunications Ministry has set November 21, 2005 as the deadline with respect to the finalization of the shareholder structure of the Consortium.

         In the meantime, Eastasia has deposited EUR 172.7 million in Bank Saderat Plc. located in London as its potential contribution to the GSM network license fee and a portion of the initial capital, to show its willingness to invest in Irancell. We have provided a deposit pledge with Garanti Bankasy in the amount of EUR 91.6 million, and Garanti Bankasy provided a bank loan to Eastasia for the same amount. The maturity of this loan is set as November 21, 2005 which is also the proposed deadline for the completion of the negotiations over the shareholder structure of the Consortium.

         We are continuing to negotiate the terms of our shareholding in Irancell with the other members of the Consortium. The level of our shareholding in the revised Consortium shareholder structure, including whether we will participate at all in Irancell, is uncertain and subject to continuing negotiation.

         Although Irancell has plans for commencing operations in Iran, it has not commenced operations in Iran and will not do so, if at all, prior to finalizing the terms of the revised Consortium shareholder structure. Although we do not currently conduct any operations in Iran, to the extent the members of the Consortium finalize the shareholder structure of Irancell with one another and Irancell commences operations in Iran, such operations may in the future be material to us. As with any other investment, our potential investment in Iran through Eastasia and the Consortium involves risk.

         Notwithstanding the foregoing, we believe the Iranian Ministry of Communication and Information Technology has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, we have brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process.

         For a description of, and additional information regarding our international and other domestic operations see "Item 4B. Business Overview--International Operations" and "--Other Domestic Operations" in our 20-F.

Critical Accounting Policies

         For a discussion of our critical accounting policies, please see "Item
 5. Operating and Financial Review and Prospects-Critical Accounting Policies" in the 20-F. There have been no material changes in our critical accounting policies since the date of the 20-F.



Revenues

         Our revenues are mainly derived from communication fees, monthly fixed fees, sales of SIM cards, commission fees and call center revenues. Communication fees consist of charges for calls that originate or terminate on our GSM network, including international roaming, and are based on minutes of actual usage of service. Per-minute communication fees vary according to the subscriber's service package. Monthly fixed fees are charged to each postpaid subscriber in a specified monthly amount that varies according to the subscriber's service package, regardless of actual use of our GSM network services. SIM card revenues are receipts from the sale of SIM cards, which we sell to handset importers and which are needed to operate a handset used by a subscriber. Commission fees on betting business relate to operating a central betting system and head agency fees. Such fees are recognized at the time the services related to the betting games are rendered. Call center revenues consist of revenues for call center services provided by our call center subsidiary to affiliated and third party companies. In March 2001, we launched General Packet Radio Services ("GPRS") in Turkey, which allows users to remain connected to the network at all times for the receipt of data transmissions, enabling bearer capability for WAP, SMS and internet applications. GPRS charges are based on the amount of data downloaded by subscribers.

         In June 2003, we commercially launched our new multifunctional mobile service platform under the commercial name "Shubuo". Shubuo provides our subscribers with access to quality content while creating a new medium for subscriber brands to promote their goods and services. Under the Shubuo brand, subscribers are allowed to choose from several service packages, each catering to different interest areas including news, finance, football, flirt, city life and music. Subscribers may choose from these services according to their interests and buy individual packages for a monthly fee. Subscribers receive a fixed number of text messages containing information on the subject they choose and are able to utilize content-rich and personalized mobile internet services allowing them to interact with other Shubuo subscribers through chat, competition, voting, etc.

         We recognize SIM card sales as revenue upon initial entry of a new subscriber into the GSM network only to the extent of the direct costs associated with providing these services. Excess SIM card sales are deferred and recognized over the estimated effective subscription contract life. In connection with postpaid and prepaid subscribers, we currently incur costs for activation fees to dealers and other promotional expenses, which historically offset all or substantially all of the subscription fees. We charge a usage fee for certain services we offer, such as SMS, voicemail and data and facsimile transmission. Our revenues depend on the number of subscribers, call volume and tariff pricing.

         As is the case throughout Europe, airtime charges generally are paid only by the initiator of a call, except when a subscriber travels outside Turkey, in which case we charge the subscriber for a portion of the incoming call.

         In accordance with the Telecommunications Law, we set our tariffs independently, subject to maximum prices defined by the Telecommunications Authority, which are based on, among other things, prices abroad for comparable GSM services, the Turkish consumer price index and the US consumer price index. We also notify the Telecommunications Authority at least seven days before the amendment of any tariff. The net yearly effect of any devaluation of the New Turkish Lira ("TRY") and inflation on our costs are carefully analyzed while making price adjustments. We have taken actions to increase revenues, including raising tariffs in November 2004 and May 2005. We also launched a variety of new tariff packages to set tariffs according to customer satisfaction and to attract new subscribers. We will continue to monitor the market and adjustments to our tariffs will depend on the competitive, regulatory and macroeconomic environment. We aim to strike the right balance between achieving our revenue goals and maintaining our "better value for money" image in the market and will continuously seek to offer products, services and tariff options that are in line with the needs and expectations of our subscribers.

         Although the Amending Law No. 4673, or "the Amending Law", has no specific regulations regarding tariff policy, it authorizes the Telecommunications Authority to scrutinize activities in contradiction to fair competition. On the regulatory side, the Telecommunications Authority implemented the cost-based interconnect tariffing for the telecommunications sector. See "Item 4B-Business Overview-Regulation of the Turkish
Telecommunications Industry" in our 20-F.

         Per the Amended Agreement, effective from September 20, 2003 onwards, we charge Turk Telekom a net amount of TRY 0.2100 (equivalent to $0.16 at June 30, 2005) per minute after deducting VAT, communications tax and other taxes from the basic one-minute charge for local, metropolitan and long-distance traffic switched from Turk Telekom to our network instead of a net amount of basic unit price minus $0.06. For incoming international calls that are terminated at our network, we were charging Turk Telekom 30% of the international settlement charge which is transferred by the foreign PSTN and GSM operators to Turk Telekom. Under the Amended Agreement, we charge Turk Telekom 45% of the international settlement charge. On October 11, 2003, the Telecommunications Authority resolved that we would charge TRY 0.1788 (equivalent to $0.13 at June 30, 2005) per minute for traffic originating on all other mobile operators' networks and terminating on our network effective from September 23, 2003. We believe the reference tariff structure defined by the Telecommunications Authority during the fourth quarter of 2004, if applied, will lead to further reductions in termination rates, as pricing terms of the interconnection agreements among operators have not been established through negotiations. For detailed information on reference pricing 20-F, see "Item 4B. Business Overview--Regulation of the Turkish Telecommunications Industry" in our 20F. We entered into an interconnection agreement with Milleni.com in April 2001. Under the interconnection agreement with Milleni.com, we charged Milleni.com a net amount of (euro)0.10 per minute for our network terminated traffic. The interconnection agreement between Milleni.com and us has been bilaterally terminated as of June 21, 2004. However, on February 21, 2005, Bilisim Telekom, one of our subsidiaries, and Milleni.com have signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch, for onward transmission to their destinations. Under the new supplemental interconnection agreement signed with Globalstar on December 11, 2003, we charge Globalstar a net amount of $0.175 per minute for our network terminated traffic. In addition, we charge Globalstar a net amount of $0.03 per SMS.

         The following table shows the amounts per minute we charge Turk Telekom, Telsim and AVEA for calls terminating on our network as of June 30, 2005 and September 30, 2005 both in TRY and equivalent US dollars at June 30, 2005.


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


                              June 30,                    September 30,
                                2005                           2005
                    --------------  -------------- ------------ ----------------
                         TRY             USD           TRY            USD
                    --------------  -------------- ------------ ----------------
Turk Telekom           0.2017           0.15         0.1480          0.11
Telsim                 0.1953           0.15         0.2005          0.15
AVEA                   0.2065           0.15         0.2119          0.16


         During 2001, we were approached by IsTim, a new competitor that began its operations in March 2001 under the brand name of Aria, to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority, but we were unable to reach an agreement with IsTim, and we commenced litigation proceedings to prevent the imposition of an agreement by the Telecommunications Authority. The introduction of national roaming in Turkey could have a negative impact on our revenues. For a description of the dispute regarding the national roaming agreement and the risks related to this dispute, see "Item 8A. Consolidated Statements and Other Financial Information--Legal Proceedings--Dispute on National Roaming Agreement" in our 20F.

         We expect our revenues to increase at a slower pace in 2005 overall compared to 2004, mainly due to the increase in our subscriber base and appreciation of TRY, together with the improvement in the macroeconomic indicators and improving minutes of usage.



Operating Costs

         Direct Cost of Revenues

         Direct cost of revenues includes mainly ongoing license fees, transmission fees, base station rents, billing costs, depreciation and amortization charges, repair and maintenance expenses directly related to services rendered, roaming charges paid to foreign GSM operators for calls made by our subscribers while outside Turkey, interconnection fees paid to Telsim, AVEA, Milleni.com and Globalstar and wages, salaries and personnel expenses for technical personnel. Direct cost of revenues also includes costs arising from legal disputes, which relates to items included in direct cost of revenues. For a detailed discussion of our legal and arbitration proceedings, see "Item.8A. Consolidated Statements and Other Financial Information- Legal Proceedings" in our 20-F.

         Under the Amended Agreement, we paid Turk Telekom interconnection fees of TRY 0.0500 (equivalent to $0.04 at June 30, 2005) per minute for local calls from our network to the Turk Telekom fixed-line network and TRY 0.0700 (equivalent to $0.05 at June 30, 2005) per minute for non-local calls from our network to the Turk Telekom fixed-line network. On the basis of the Amended Agreement signed with Turk Telekom, we modify the interconnection fees according to the consumer price index and foreign currency exchange rate on a quarterly basis. For international calls originating on our network, we pay Turk Telekom the normal one-unit call charge as outlined in Turk Telekom tariffs in force without any discount. For international calls originating on our network, we also pay Turk Telekom 70% of the net amount of the normal per-minute call charge, as outlined under Turk Telekom's current tariffs.

         On November 11, 2003, after the resolution of the Telecommunications Authority on pricing terms, we and Telsim determined new pricing terms for our interconnection agreement, which resulted in an amendment in the interconnection agreement. Per the Telecommunications Authority resolution, we paid TRY 0.1788 (equivalent to $0.13 at June 30, 2005) per minute for calls originating on our network and terminating on Telsim's network effective from September 23, 2003. On the basis of our amended interconnection agreement signed with Telsim, we modify the interconnection tariffs according to the consumer price index. On October 11, 2003, the Telecommunications Authority resolved that we would pay TRY 0.2338 (equivalent to $0.17 at June 30, 2005) per minute for traffic originating on our network and terminating on Aria's or Aycell's network effective from September 23, 2003.

         We had entered into interconnection agreements with Is-Tim and Aycell that were effective on March 9, 2001 and July 19, 2001, respectively. After the merger of Is-Tim and Aycell under the company name of TT&TIM, we cancelled our interconnection agreement with Aycell. Our interconnection agreement with Is-Tim was renewed with TT&TIM, which changed its name to AVEA on October 15, 2004.

         Under our interconnection agreement with Milleni.com, each of the parties agreed to provide telecommunications services to each other whereby Milleni.com could convey calls to Milleni.com's switch for onward transmission to their destinations. Milleni.com charged us at various prices identified within the scope of the agreement for the calls destined to numerous networks internationally. The interconnection agreement between Milleni.com and us has been bilaterally terminated as of June 21, 2004. However, on February 21, 2005, Bilisim Telekom, our subsidiary, and Milleni.com signed an agreement to provide telecommunications services to each other whereby Milleni.com may convey calls to our switch and we may convey calls to Milleni.com's switch, for onward transmission to their destinations.

         The following table shows the amounts per minute we pay Turk Telekom, Telsim and AVEA for calls terminating on our network as of June 30, 2005 and September 30, 2005 both in TRY and equivalent US dollars at June 30, 2005.

                               June 30,                  September 30,
                                2005                         2005
                    --------------  -------------- ------------ ----------------
                         TRY             USD           TRY            USD
                    --------------  -------------- ------------ ----------------
Turk Telekom
  Local Calls           0.0504          0.04         0.0340          0.03
  Non-Local Calls       0.0706          0.05         0.0510          0.04
Telsim                  0.1953          0.15         0.2005          0.15
AVEA                    0.2700          0.20         0.2771          0.21

         Under the Globalstar interconnection agreement, we pay Globalstar a net amount of $0.40 per minute up to 500,000 minutes, $0.31 per minute for traffic between 500,000-1,000,000 minutes, $0.25 per minute for traffic between 1,000,000-2,000,000 minutes and $0.20 per minute for traffic after 2,000,000 minutes. In addition, we pay Globalstar a net amount of $0.03 per SMS.

         General and Administrative

         General and administrative expenses consist of fixed costs including company cars, office rent, office maintenance, travel, insurance, consulting, wages, salaries and personnel expenses for non-technical and non-marketing employees and other overhead charges. Our general and administrative expenses also include bad debt expenses of our postpaid subscribers.

         Selling and Marketing

         Selling and marketing expenses consist of public relations, sales promotions, dealer activation fees, advertising, subsidies, prepaid frequency usage fees, wages, salaries and personnel expenses of sales and marketing related employees and other expenses, including travel expenses, office expenses, insurance, company car expenses, training and communication expenses.

         The average acquisition cost was approximately $23.8 and $21.6 per new subscriber for the six month periods ended June 30, 2005 and 2004, respectively. We compute average acquisition cost per new subscriber by adding sales promotion expenses, SIM card subsidies, activation fees and the special transaction tax and dividing the sum by the gross number of new subscribers for the related period. These costs are recorded as either selling and marketing expense or reduction of revenue in our statements of operations. We believe the average acquisition cost will increase in 2005 overall as a result of increasing competition. Although we plan to keep our selling and marketing expenses stable as a percentage of revenue based on foreseeable levels of competition, the total amount of such expenses expected to continue increasing.

         The following table shows information concerning our consolidated statements of operations for the periods indicated.


                                                             Six Months ended              Three Months ended
                                                                 June 30,                       June 30,
                                                       ----------------- ------------ ------------ -----------------
                                                             2004           2005         2004            2005
                                                       ----------------- ------------ ------------ -----------------
Revenues                                                        1,351.9      1,944.0        606.4           1,046.0
Direct cost of revenues                                         (974.3)    (1,100.9)      (541.3)           (577.4)
                                                                -------    ---------      -------           -------
     Gross profit                                                 377.6        843.1         65.1             468.6
General and administrative expenses                              (67.5)       (71.0)       (38.2)            (35.9)
Selling and marketing expenses                                  (153.0)      (230.2)       (77.0)           (126.6)
                                                                -------      ------        ------           -------
     Operating income (loss)                                      157.1        541.9       (50.1)             306.1
Income from related parties, net                                    0.9          1.0          0.4               0.7
Interest income (expense), net                                    (1.5)       (25.1)         39.0             (1.9)
Other income, net                                                   0.8          4.2          1.3               2.6
Equity in net income of unconsolidated investees                   16.4         26.4          8.5              13.3
Minority interest in income (expense) at consolidated
subsidiaries                                                        2.7          0.4          1.7             (1.5)
Translation gain (loss)                                             8.7       (10.9)         28.9             (6.8)
                                                                    ---       ------         ----             -----
     Income before taxes                                          185.1        537.9         29.7             312.5
Income tax benefit (expense)                                       37.5      (195.8)         66.7            (98.8)
                                                                   ----      -------         ----            ------
     Net income                                                   222.6        342.1         96.4             213.7



         The following table shows certain items in our consolidated statement of operations as a percentage of revenues.


                                                             Six Months ended              Three Months ended
                                                                 June 30,                       June 30,
                                                       ----------------- ------------ ------------ -----------------
                                                             2004           2005         2004            2005
                                                       ----------------- ------------ ------------ -----------------

Statement of Operations (% of revenue)
Revenues
        Communication fees                                         96.3         95.0         95.8              95.3
        Commission fees on betting business                         0.2          2.4          0.3               2.3
        Monthly fixed fees                                          1.8          1.4          2.0               1.3
        SIM card sales                                              1.1          0.9          1.0               0.8
        Call center revenues                                        0.3          0.2          0.3               0.2
        Other                                                       0.3          0.1          0.6               0.1
Total revenues                                                    100.0        100.0        100.0             100.0
        Direct cost of revenues                                  (72.1)       (56.6)       (89.3)            (55.2)
        Gross margin                                               27.9         43.4         10.7              44.8
        General and administrative expenses                       (5.0)        (3.6)        (6.3)             (3.4)
        Selling and marketing expenses                           (11.3)       (11.8)       (12.7)            (12.1)
Operating income (loss)                                            11.6         28.0        (8.3)              29.3


Six month period ended June 30, 2005 compared to six month period ended June 30, 2004 and three month period ended June 30, 2005 compared to the three month period ended June 30, 2004

         We had 25.6 million subscribers, including 20.4 million prepaid subscribers, as of June 30, 2005, compared to 20.9 million subscribers, including 15.9 million prepaid subscribers, as of June 30, 2004. During the first six months of 2005, we added approximately 2.2 million net new subscribers compared to 1.9 million net new subscribers for the same period in 2004. We added 1.3 million net new subscribers to our network for the three month period ended June 30, 2005 compared to 1.2 million net new subscribers for the same period in 2004.

         Revenues

         Total revenues for the six month period ended June 30, 2005 increased 44% to $1,944.0 million from $1,351.9 million for the same period in 2004. The increase in revenues is mainly due to the growth in the number of subscribers, increased usage, and tariff increases and also to the negative impact of additional legal provisions recorded for the three month period ended June 30, 2004. Revenue increased 73% to $1,046.0 million for the three month period ended June 30, 2005 from $606.4 million for the same period in 2004 for the same reasons.

         Revenues from communication fees for the six month period ended June 30, 2005 increased 42% to $1,847.5 million from $1,302.5 million for the same period in 2004 mainly due to increased usage, the increase in the subscriber base and the increase in tariffs and the negative impact of additional legal provisions recorded in the second quarter of 2004. Revenues from communication fees increased 72% to $997.4 million for the three month period ended June 30, 2005 from $580.7 million for the same period in 2004. The rate of increase in revenue from communication fees for the three month period ended June 30, 2005 was higher than the rate of increase for the six month period because of the impact of additional legal provisions recorded for the three month period ended June 30, 2004. Communication fees include SMS revenue, which amounted to $201.3 million for the six month periods ended June 30, 2005, $162.2 million for the same period in 2004, $97.6 million for the three month period ended June 30, 2005 and $79.7 million for the three month the same period in 2004. Main reasons per the increase in SMS revenue are the increase in the number of subscribers, improvement in macroeconomic indicators and enhanced purchasing power of subscribers.

         Our majority-owned subsidiary Inteltek commenced its operations of fixed odds betting games in April 2004, pursuant to the agreement signed with Genclik ve Spor Genel Mudurlugu on October 2, 2003 and started to generate commission revenue from betting business. Commission revenue from betting business amounted to $46.9 million for the six month period ended June 30, 2005 compared to $2.1 million for the same period in 2004. In addition, commission revenue from our betting business amounted to $24.4 million for the three month period ended June 30, 2005, compared to $1.8 million for the same period in 2004.

         Revenues from monthly fixed fees for the six month period ended June 30, 2005 increased 12% to $27.0 million from $24.2 million for the same period in 2004 mainly due to the increase in our subscriber base and commencement of operations in Ukraine. In addition, monthly fixed fees increased 11% to $13.6 million for the three month period ended June 30, 2005 from $12.3 million for the same period in 2004.

         SIM card revenues for the six month period ended June 30, 2005 increased 13% to $16.7 million from $14.8 million for the same period in 2004. SIM card revenues increased 23% to $8.0 million for the three month period ended June 30, 2005 from $6.5 million for the same period in 2004.

         Direct cost of revenues

         Direct cost of revenues increased 13% to $1,100.9 million for the six month period ended June 30, 2005 from $974.3 million for the same period in 2004 mainly due to the increase in interconnection fees paid to Turk Telekom and the increase in revenue-based costs such as the ongoing license fee paid to the Turkish Treasury offset by the impact of the additional legal provisions related to the disputes with Turk Telekom and the Turkish Treasury. For the same reasons, direct cost of revenues increased 7% to $577.4 million for the three month period ended June 30, 2005 from $541.3 million in the same period of 2004.

         Interconnection costs increased 65% to $185.0 million for the six month period ended June 30, 2005 from $112.4 million for the same period in 2004 mainly due to the increase in usage and the impact of legal provision related to our dispute with Turk Telekom recorded for the three month period ended June 30, 2004. For the same reasons, interconnection costs increased 111% to $102.8 million for the three month period ended June 30, 2005 from $48.7 million for the same period of 2004.

         Ongoing license fees paid to the Turkish Treasury increased only 4% to $379.4 million for the six month period ended June 30, 2005 from $366.1 million for the same period in 2004. Although increase in revenues and the appreciation of TRY against US dollars have the effect of increasing our ongoing license fees to be paid to the Turkish Treasury, their effect was offset by an additional one-time provision of $122.0 million for the treasury share on the ongoing license fee dispute booked for the three month period ended June 30, 2004. Due to the impact of this legal provision, ongoing license fees decreased 10% to $205.2 million for the three month period ended June 30, 2005 compared to $228.6 million for the same period in 2004.

         Transmission costs, site costs, information technology, network maintenance expenses and infrastructure cost decreased approximately 37% to $65.2 million for the six month period ended June 30, 2005 from $103.6 million for the same period in 2004 mainly due to a one-time expense incurred with respect to the Turk Telekom infrastructure dispute in the three month period ended June 30, 2004. In accordance with the settlement discussions made with Turk Telekom, we incurred an expense amounting to $36.4 million for the three month period ended June 30, 2004. For this reason, these expenses decreased 47% to $36.1 million for the three month period ended June 30, 2005 from $68.3 million in the same period of 2004. In addition, uncapitalizable antenna site costs and expenses increased 32% to $75.5 million for the six month period ended June 30, 2005 from $57.1 million for the same period in 2004 mainly due to the increase in radio network operations. For the same reasons, uncapitalizable antenna site costs and expenses increased 21% to $35.5 million for the three month period ended June 30, 2005 from $29.3 million for the same period in 2004.

         Roaming expenses increased 36% to $32.4 million for the six month period ended June 30, 2005 from $23.8 million for the same period in 2004, mainly due to the increase in roaming revenue generated from the calls made by our subscribers while outside Turkey, primarily reflecting better economic conditions and the fact that between June 30, 2004 and June 30, 2005 we added 54 new roaming operators for GSM, 86 for GPRS and 52 for Active Customised Applications for Mobile Network Enhanced Logic ("active CAMEL") technologies which enable our pre-paid subscribers to be able to roam on foreign operators' networks. For the same reasons, roaming expenses increased 36% to $16.5 million for the three month period ended June 30, 2005 from $12.1 million for the same period in 2004.

         Billing costs increased 3% to $13.9 million for the six month period ended June 30, 2005 from $13.5 million for the same period in 2004. In addition billing costs increased 2% to $6.9 million for the three month period ended June 30, 2005 from $6.8 million for the same period in 2004.

         Depreciation and amortization charges increased 6% to $224.3 million for the six month period ended June 30, 2005 from $211.6 million for the same period in 2004 mainly due to the increase in the capital expenditures, in particular with respect to Ukranian operations. Depreciation and amortization expenses increased 8% to $115.1 million for the three month period ended June 30, 2005 from $107.1 million in the same period of 2004. The amortization expense for our GSM license and other telecommunication licenses was $14.7 million and $10.0 million for the first six month periods ended June 30, 2005 and 2004 and $8.6 million and $5.0 million for the three month periods ended June 30, 2005 and 2004, respectively.

         The cost of SIM cards sold increased 29% to $22.8 million for the six month period ended June 30, 2005 from $17.7 million for the same period in 2004, reflecting primarily growth in the number of subscribers in 2005. The cost of SIM cards sold increased 11% to $10.5 million for the three month period ended June 30, 2005 from $9.5 million for the same period in 2004 for the same reasons.

         Wages, salaries and personnel expenses for technical personnel increased 32% to $60.9 million for the six month period ended June 30, 2005 from $46.3 million for the same period in 2004 mainly due to the appreciation of TRY against US dollars, periodic increase in salaries, increase in headcount and commencement of operations in Ukraine. For the same reasons, wages and salaries and personnel expenses for technical personnel increased 38% to $30.4 million for the three month period ended June 30, 2005 from $22.0 million for the same period in 2004.

         As a percentage of revenue, direct cost of revenues decreased to 57% for the six month period ended June 30, 2005 from 72% for the same period in 2004 mainly due to additional legal provisions recorded for the three month period ended June 30, 2004. In addition, as a percentage of revenue, direct cost of revenues decreased to 55% for the three month period ended June 30, 2005 from 89% for the same period in 2004.

         Gross profit increased to $843.1 million for the six month period ended June 30, 2005 from $377.6 for the same period in 2004 mainly due to the impact of additional legal provisions reflected on revenues and direct cost of revenues for the three month period ended June 30, 2004 and the growth in the number of subscribers and the increase in usage in 2005. For the same reasons, gross profit increased to $468.6 million for the three month period ended June 30, 2005 from $65.0 million for the same period in 2004.


         General and administrative expenses

         General and administrative expenses increased 5% to $71.0 million for the six month period ended June 30, 2005 from $67.5 million for the same period in 2004, mainly due to the increases in wages, salaries and personnel expenses and bad debt expense despite expenses paid in connection with the Iran GSM license tender and the impact of early extinguishment of Cellco debt in the first half of 2004. General and administrative expenses decreased 6% to $35.9 million for the three month period ended June 30, 2005 from $38.2 million for the same period in 2004. As a percentage of revenues, general and administrative expenses slightly decreased to 4% for the six month period ended June 30, 2005 from 5% for the same period in 2004. In addition, as a percentage of revenues, general and administrative expenses decreased to 3% for the three month period ended June 30, 2005 compared to 6% for the same period in 2004.

         During 2004 and 2003, we invested in the 12.75% Senior Notes issued by Cellco. The nominal value and amortized cost of such bonds amounted to $65.0 million and $73.1 million, respectively. Reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". The difference between the reacquisition price and net carrying amount of Cellco bonds amounting to $8.1 million is recorded in general and administrative expenses in the three month period ended June 30, 2004.

         Bad debt expenses increased 72% to $12.2 million for the six month period ended June 30,

2005 from $7.1 million for the same period in 2004. Since the implementation in 2004 of improved collection activities such as credit scoring, a new option whereby subscribers can make payments under an installment plan and new collection channels and improvement in the legal follow-up system to decrease fraud, the positive impact of this new system decreased the bad debt expense in the first quarter of 2004. Bad debt expenses decreased 34% to $4.7 million for the three month period ended June 30, 2005 from $7.1 million for the same period in 2004 mainly due to decreasing effects of collection activities in the three month period ended June 30, 2004. We provided an allowance of $143.0 million and $122.9 million for doubtful receivables for the six month period ended June 30, 2005 and 2004, respectively, identified based upon past experience.

         In the first quarter of 2004, Turkcell made a payment to BNP Paribas relating to the GSM license tender on behalf of Irancell. According to the tender conditions, the Consortium that acquires the license will pay the consultancy fees of BNP Paribas (which acts as consultant to the Iranian Authorities). In the first quarter of 2004, we paid such consultancy fees and charged $8.9 million to general and administrative expenses.

         Wages, salaries and personnel expenses for non-technical and non-marketing employees increased 44% to $25.8 million for the six month period ended June 30, 2005 from $17.9 million for the same period in 2004 mainly due to increase in headcount, periodic increase in salaries and the commencement of operations in Ukraine. For the same reasons, these expenses increased 46% to $12.7 million for the three month period ended June 30, 2005 from $8.7 million for the same period in 2004.

         Consulting expenses increased 18% to $7.3 million for the six month period ended June 30, 2005 from $6.2 million for the same period in 2004, mainly due to consulting services related with the commencement of operations in Ukraine. For the same reason, consulting expenses increased 24% to $4.6 million for the three month period ended June 30, 2005 from $3.7 million in the same period of 2004.

         Selling and marketing expenses

         Selling and marketing expenses increased 51% to $230.2 million for the six month period ended June 30, 2005 from $153.0 million for the same period in 2004, mainly due to the increase in prepaid subscribers' frequency usage fees, increased advertising expenses resulting from intensifying competition and increased activation fees. For the same reason, selling and marketing expenses increased 64% to $126.6 million for the three month period ended June 30, 2005 from $76.9 million for the same period in 2004. As a percentage of revenues, selling and marketing expenses were 12% and 11% for the six month periods ended June 30, 2005 and 2004, respectively. In addition, as a percentage of revenues, selling and marketing expenses were 12% and 13% for the three month periods ended June 30, 2005 and 2004, respectively.

         Total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 70% to $121.5 million for the six month period ended June 30, 2005 from $71.5 million for the same period in 2004. The increase in 2005 stemmed mainly from the increase in prepaid subscribers' frequency usage fees and advertising expenses. For the same reasons, total prepaid advertising, market research, product management, public relations expenses and prepaid subscribers' frequency usage fee expenses increased 100% to $67.2 for the three month period ended June 30, 2005 from $33.6 million in the same period of 2004.

         Total postpaid advertising, market research, product management, public relations and call center expenses increased 16% to $40.4 million for the six month period ended June 30, 2005 from $34.8 million for the same period in 2004 mainly due to the increased advertising and customer relations expenses. Total postpaid advertising, market research, product management, public relations and call center expenses increased 3% to $20.5 million for the three month period ended June 30, 2005 from $19.9 million in the same period of 2004.

         Activation fees increased 84% to $24.7 million for the six month period ended June 30, 2005 from $13.4 million for the same period in 2004 mainly due to the increase in the number of activations and the increase in premiums per activation. For the same reason, activation fees increased 93% to $14.1 million for the three month period ended June 30, 2005 from $7.3 million in the same period of 2004.

         Wages, salaries and personnel expenses for selling and marketing employees increased 38% to $24.1 million for the six month period ended June 30, 2005 from $17.5 million for the same period in 2004 mainly due to the increase in the headcount, periodic increase in salaries and commencement of operations in Ukraine. Wages, salaries and personnel expenses for selling and marketing employees increased 48% to $12.1 million for the three month period ended June 30, 2005 from $8.2 million in the same period of 2004.

         Operating income (loss)

         Operating income increased to $541.9 million for the six month period ended June 30, 2005 from $157.1 million for the same period in 2004, mainly due to the increase in revenues and the impact of the additional legal provisions recorded for the three month period ended June 30, 2004. Operating income was $306.1 million for the three month period ended June 30, 2005 compared to operating loss of $50.1 million for the three month period ended June 30, 2004 mainly due to the impact of additional legal provisions reflected on the revenues and direct cost of revenues.

         Interest income (expense), net

         Interest expense net of interest income increased to $25.1 million for the six month period ended June 30, 2005 compared to $1.5 million for the same period in 2004. The increase in net interest expense was mainly due to the effect of legal provisions. Interest expense related to legal provisions was $59.0 million for the six month period ended June 30, 2005 compared to $30.7 million for the same period ended June 30, 2004. For the same reasons, net interest expense was $1.9 million for the three month period ended June 30, 2005 compared to $39.0 million net interest income for the same period in 2004. Interest expense related to legal provisions was $21.3 million for the three month period ended June 30, 2005 compared to $24.4 million interest income for the same period ended June 30, 2004.

         Translation gain (loss)

         We recorded a translation loss of $10.9 million for the six month period ended June 30, 2005, compared to a translation gain of $8.7 million for the same period in 2004. Translation loss experienced for the six month period ended June 30, 2005 stemmed from the appreciation of TRY against the US dollar for the first quarter of 2005. The translation gain experienced for the six month period ended June 30, 2004 stemmed from the 6% devaluation of the TRY against the US dollar for the six month period ended June 30, 2004. As we recorded a significant amount of accruals against legal disputes on our balance sheet for the three month period ended June 30, 2004 and nearly all of the accruals are in terms of TRY, the devaluation of TRY resulted in a translation gain. For the same reason, we recorded a $6.8 million translation loss for the three month period ended June 30, 2005 compared to translation gain of a $28.9 million for the same period in 2004.

         Income tax benefit (expense)

         Income tax expense for the six month period ended June 30, 2005 was $195.8 million and income tax benefit was $37.5 million for the same period in 2004. We establish valuation allowances in accordance with the provisions of SFAS No. 109. We continually review the adequacy of the valuation allowance based on changing conditions in the market place in which we operate and our projections of future taxable income, among other factors. We forecast to have taxable income in 2005 and onwards and have generated taxable income for past two years. Recently, the economic and political situation in Turkey has become more stable and there are positive expectations about the near-term future. Further, there are positive developments regarding the talks for Turkey's accession to the European Union. On October 3, 2005, the member states of the European Union decided to start accession discussions with Turkey. This decision is expected to have certain political and economic benefits for Turkey in the near future. Furthermore, our settlement agreements with Turk Telekom and the Turkish Treasury were signed in the fourth quarter of 2004. As a result, as of June 30, 2005, our assessment of the realizability of the deferred tax assets and related valuation allowance requirements is consistent with that made at December 31, 2004. We concluded that it was more likely than not that the deferred tax assets of $213.6 million were realizable. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, we believe a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as we are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $17.3 million is recorded as of June 30, 2005 (December 31, 2004: $17.2 million) for such amounts. We believe that it is more likely than not that the net deferred tax asset of approximately $213.6 million as of June 30, 2005 will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. We will continue to evaluate the realizability of our deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

         Equity in net income of unconsolidated investees

         Our share of the net income of unconsolidated investees was $26.4 million for the six month period ended June 30, 2005 compared $16.4 million for the same period in 2004. The increase in net income of unconsolidated investees was mainly due to an increase in Fintur's net income to $63.7 million for the six month period ended June 30, 2005 from $39.5 million for six month period ended June 30, 2004. Net income of unconsolidated investees was $13.3 million for the three month period ended June 30, 2005 compared to $8.5 million in the same period of 2004.

         Net income

         Net income increased to $342.1 million for the six month period ended June 30, 2005 compared to net income of $222.6 million for the same period in 2004. The increase was mainly due to the increase in operating income despite the negative effect of the income tax charge for the period ended June 30, 2005 compared to income tax benefit for the same period ended June 30, 2004 and increase in net interest expense for the six month period ended June 30, 2005 compared to the same period of 2004. Mainly due to the same reasons, net income was $213.7 million for the three month period ended June 30, 2005 compared to a net income of $96.4 million in the same period of 2004.

Taxation Issues in Telecommunications Sector

         For a discussion of Turkish Tax legislation on telecommunications revenues, please see "Item 5A. Operating Results-Taxation Issues in Telecommunications Sector" in the 20-F. Other than as disclosed herein, there have been no material changes in the taxes imposed on telecommunications services since the date of the 20-F.

Investment Incentive Certificates

         In 1993, 1997, 2000, 2001 and 2004, the Under Secretariat of the Treasury approved investment incentive certificates for a program of capital expenditures made by us and our subsidiaries in our mobile communications operations, call center operations and betting games operations. Such incentives entitle us to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but these deductions were subject to withholding tax at a rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). As of June 30, 2005, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4.5 billion in qualifying expenditures as defined in the certificates. As of June 30, 2005, we had unused tax credit carryforwards under the certificates of approximately $284.7 million ($313.1 million as of December 31, 2004) which can be carried forward indefinitely. The certificates are denominated in TRY. However, approximately $0.5 billion of qualifying expenditures through June 30, 2005 ($0.7 billion as of December 31, 2004) under the certificates are indexed against future inflation.

         Law No. 4842, which made changes in certain taxation matters, was announced on April 24, 2003. For a discussion of these changes, see "Item 5A. Operating Results - Investment Incentive Certificates" in our 20-F.


Capital Transactions

         On April 5, 2005, our board of directors declared that our statutory paid-in capital would be increased from TRY 1,474.6 million to TRY 1,854.9 million by adding TRY 234.1 million out of the total dividend for 2004 and the statutory capital inflation adjustment included in the financial statements prepared in accordance with the accounting standards promulgated by the Capital Markets Board of Turkey (the "CMB") amounting to TRY 146.2 million for 2004. The increase of TRY 380.3 million was distributed to our shareholders in the form of a stock split. The capital increase was accounted for as a stock split in our accompanying consolidated financial statements. As a result of the aforesaid transactions, we issued new shares with a total nominal value of TRY 380,247,980.

         All share amounts and per share figures reflected in our historical financial statements have been retroactively restated for the stock splits discussed above.

         On March 25, 2005, Cukurova Holding announced that it had an intention to sell approximately 53% of its directly and indirectly held shares in Turkcell Holding for a cash consideration of $3.1 billion to Sonera Holding BV ("Sonera"). Finalization of the transaction would have been subject to completion of the final share purchase/sale agreement, due diligence reports and obtaining the necessary permissions from regulatory authorities including an exemption to be granted to Sonera by the CMB for not offering the same purchase price per share for the public shares. If the transaction had been finalized as planned, the Cukurova Group's effective interest in us would have decreased approximately to 13.3% and Sonera's effective interest would have increased to approximately 64.1%. On May 23, 2005, Cukurova Holding announced that the exclusive negotiation obligation period was finalized without a conclusion on a share purchase/sale agreement between the parties. In the same announcement, it was noted that, as a result of public reaction and opinions raised at the Annual Shareholders' Meeting on the issue, Cukurova Group would start to work on options that may not lead to a change in our control structure and/or Turkcell Holding's control structure. Following Cukurova Holding's announcement, Sonera filed a request for arbitration at the International Court of Arbitration of the International Chamber of Commerce. Sonera also filed a request for interim measures at a civil court in Geneva. Sonera demanded that the court prohibit Cukurova Holding from initiating or continuing negotiations to sell or pledge shares in Turkcell Holding with third parties other than Sonera.

         On June 13, 2005, the Cukurova Group announced that the Cukurova Group and Alfa Group formed a $3.3 billion financial package. The financial package consists of an approximately $1.7 billion six-year duration loan while the remaining portion will be a year 2011 dated convertible bond. The bonds can be exchanged into shares of a Cukurova Group company after 18 months, which may lead to a 13.2% indirect ownership of Alfa Group in us. Finalization of the transaction was subject to due diligence reports and obtaining the necessary permissions from regulatory authorities. In the same announcement, it was noted that the funds would be primarily used by the Cukurova Group to retire its debt to the SDIF and finance the Cukurova Group's option regarding the acquisition of Yapi Kredi Bank's shares in us and Turkcell Holding.

Effects of Inflation

         The annual inflation rates in Turkey were 29.7%, 18.4% and 9.3% for the years ended December 31, 2002, 2003 and 2004, respectively, based on the Turkish consumer price index. Annualized inflation rates were 9.0% for the six-month period ended June 30, 2005 and 8.9% for the same period in 2004. With the help of tight monetary policy followed by the Central Bank of Turkey and 6.5% target primary budget balance required by the IMF program, inflation has decreased to single digit numbers. The current inflation target set by the Central Bank of Turkey is 8% for 2005. With adherence to the IMF program and implementation of structural reforms, inflation could be decreased further in 2005. Furthermore, the Central Bank of Turkey announced that it will start inflation targeting from 2006. In addition to the IMF Program, negotiations for the accession of Turkey to the European Union started on October 3, 2005, which will also be a very important factor in the macro economic policies intended to decrease inflation. For additional information about the effects of inflation, see "Item 3A. Selected Financial Data - Exchange Rate Data" and "Item 3D. Risk Factors" in our 20-F.


New Accounting Standards Issued

         In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations an interpretation of SFAS No. 143". FIN 47 clarifies the term "conditional asset retirement obligation" as used in SFAS No. 143, "Accounting for Asset Retirement Obligations". An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred--generally upon acquisition, construction, or development and/or through the normal operation of the asset. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application for interim financial information is permitted but is not required. The adoption of FIN 47 is not expected to have a material effect on our consolidated financial statements.

         In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No.
154. SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after SFAS 154 is issued. The adoption of SFAS No. 154 is not expected to have a material effect on our consolidated financial statements.

Liquidity and Capital Resources

         Liquidity

         We require significant liquidity to finance capital expenditures for the expansion and improvement of our GSM network, for non-operational capital expenditures, for working capital and to service our debt obligations. To date, these requirements have been funded largely through supplier financings, bank borrowings, and the issuance of $700 million in bonds by a finance vehicle, Cellco Finance N.V. ("Cellco"), which issued $300 million of debt securities in July 1998 and $400 million of debt securities in December 1999, and a rights issue. As of June 30, 2005, total net outstanding payables related to the Cellco transaction was $335 million. We extinguished the aggregate principal amount of $400 million plus accrued interest on August 1, 2005. During 2003 and 2004, we purchased Cellco notes with a nominal value of $65 million. Reacquisition of these bonds is considered an early extinguishment of debt under the provisions of SFAS No. 140 and netted against outstanding payables.

     A summary of our consolidated cash flows for the six month periods ended June 30, 2005 and 2004 are as follows:

(In millions of USD)                                          2004       2005
                                                              ----       ----
Net cash provided by operating activities                    318.1      563.4
Net cash used for investing activities                      (198.6)    (464.5)
Net cash provided by (used for) financing activities         120.4     (182.1)
                                                             -----      -------
Net cash increase (decrease)                                 239.9      (83.2)
                                                             =====      ======


         The net cash provided by our operating activities for the six month period ended June 30, 2005 and 2004 amounted to $563.4 million and $318.1 million, respectively. The increase in 2005 was primarily due to the increase in revenues in 2005 despite litigation related payments.

         The net cash used for investing activities for the six month periods ended June 30, 2005 and 2004 amounted to $464.5 million and $198.6 million, respectively. Total investments in investees amounted to $223.0 million as of June 30, 2005 compared to $168.1 million as of June 30, 2004. For the six month period ended June 30, 2005, we spent approximately $451.2 million for capital expenditures compared with $198.6 million for the same period in 2004. The increase in capital expenditures was mainly due to the increase in capital expenditures of DCC. The additional capital expenditures made by DCC in 2005 mainly represent new network investments. The remaining capital expenditures are primarily due to increased capital expenditures for our GSM network in Turkey. For the full year 2005, we are planning approximately $500.0 million capital expenditures in our network in Turkey in order to improve capacity, replace some of the phased out hardware, provide increased network functionality, and improve network efficiency in order to better serve our customers.

         The net cash used for financing activities for the six months period ended June 30, 2005 amounted to $182.1 million and the net cash provided by financing activities for the six month period ended June 30, 2004 amounted to $120.4 million. As of June 30, 2005, $825.7 million was outstanding as short-term and long-term borrowings. We also entered into lease agreements in the amount of $82.5 million with various leasing companies ($64.9 million for our headquarters and other real estate, $3.5 million for computers installed at the building, office equipment and company cars and $14.1 million for a central betting system).

         During the first quarter of 2004, we have fully drawn down additional borrowings of $100 million from Akbank in February 2004 and $100 million from Garanti in March 2004. In addition, we have finalized the Syndicated Murabaha facility with Islamic Development Bank and HSCB Bank AS, which became effective on January 16, 2004 with the initial drawdown done on March 3, 2004.

         During the first half of 2005 Astelit has drawn down additional borrowings from Ericsson Credit AB, ABN Amro NV and HSBC Bank Plc to finance capital expenditures and for working capital requirements. During the first half of 2005, under the vendor financing agreement signed with

Ericsson AB and Ericsson Credit AB, Astelit has utilized additional borrowings of $43.7 million. During the first half of 2005, under the vendor financing agreement signed with Nokia Corporation ("Nokia") and ABN Amro NV, Astelit has utilized an additional $64.3 million of borrowing. Astelit has also utilized $3.8 million under the vendor financing agreement signed with Sysdate Pty Ltd ("Sysdate") and ABN Amro NV during the first half of 2005. Besides, Astelit utilized $25.5 million from HSBC Bank Plc for working capital requirements.

Source of liquidity

         We believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network in 2005 through our operating cash flow and our strong cash balance as of June 30, 2005. Additionally, we are continuously evaluating local and international markets for new financing alternatives such as TRY denominated funding in order to reduce currency mismatch of our balance sheet and extend the duration of our loans while reducing our cost of borrowing.

         Astelit, being in the start-up process, continues to create negative operating cash flow and this is financed through external resources. Recently, shareholders contributed an additional $50.0 million capital for working capital requirements. For further financing sources, Astelit intends to rely on international and/or local debt financing to refinance existing vendor loans, additional capital expenditures, and working capital requirements. In this respect, Astelit signed a mandate letter for a long term financing arrangement with ING Bank N.V. and Standard Bank London Limited to arrange a financing of $280.0 million with a maturity of six years. The financing will be in the form of a syndicated loan and it is expected to be finalized in the second half of 2005 with the possibility of an increase in the facility amount from $280.0 million up to $350.0 million following banks' further analysis of credit and market conditions. To date Astelit has not encountered any difficulties in attracting short term loans from local banks for short term financing needs and has utilized $23.0 million during the first half of 2005 of which $5.0 million was repaid with the capital increase proceeds. These short term credits will be refinanced through the proceeds of long term financing. Additionally, loans amounting to $25.5 million from local sources were utilized in the three month period ended June 30, 2005 and were fully repaid as of June 30, 2005.

         On August 24, 2005, a TRY 50 million loan was obtained from West LB A.G., London Branch with a tenor of 3 years. The interest and principal are payable every 6 months and interest is calculated on a floating rate of 6 month TRYibor (TRY Libor) minus 15 basis points. The facility will reduce the currency risk on our balance sheet.

Off-balance sheet arrangements

Off-balance sheet arrangements refer to any transaction, agreement, or other contractual arrangement involving an unconsolidated entity (other than contingent liabilities arising from litigation, arbitration or regulatory actions), under which a company has:

    -    provided guarantee contracts;

    -    retained or contingent interests in transferred assets;

    -    any obligation under derivative instruments classified as equity; or

    - any obligation arising out of material variable interests in an unconsolidated entity that provides financing, liquidity, market risk or credit risk support to the company, or that engages in leasing, hedging, or research and development arrangements with the company.

         Based on the shareholders agreement signed on January 27, 2004 and effective from April 2, 2004, we committed to arrange a maximum $150.0 million of financing for DCC. We have substantially fulfilled our above-mentioned commitment by acting as the guarantor of vendor financing agreements signed by Astelit with Nokia and ABN Amro NV, Ericsson AB and Ericsson Credit AB and Sysdate and ABN Amro NV. In return for these guarantees, we pledged minority shares of Euroasia.

         Irancell had been selected as the licensee to be authorized to build and operate a nationwide GSM network in Iran and provide GSM services to the Iranian market. The GSM license agreement was signed on September 12, 2004 between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and the Guardian Council stated that the agreement concerning the mobile phone network would become effective upon the approval of the Parliament. Accordingly, Irancell must receive the Iranian Parliament's approval prior to the payment of the EUR 300 million of license fee in order to become the second licensed GSM operator in Iran. On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggests reduction of our stake in Irancell to 49%, and submitted the proposal to the Guardian Council for their consent. In May 2005, the Guardian Council gave their consent. The consent was approved by the Iranian President.

         On September 2, 2005, our Board of Directors decided to continue with the Irancell project and approved the ownership structure of Irancell with a stake of 49% in Irancell for Eastasia. However, it has been stated that 21% of the shares of Irancell should be transferred to the National Bank of Iran, Bank Melli, and the parties should agree that these shares shall be publicly offered in the third year following the initiation of the Irancell operations and these agreed terms should be reflected into all agreements between the parties in Irancell. Iranian Telecommunications Ministry has set November 21, 2005 as the deadline with respect to the finalization of the shareholder structure of the Consortium.

         In the meantime, Eastasia has deposited EUR 172.7 million in Bank Saderat Plc. located in London as its potential contribution to the GSM network license fee and a portion of the initial capital, to show its willingness to invest in Irancell. We have provided a deposit pledge with Garanti Bankasy in the amount of EUR 91.6 million, and Garanti Bankasy provided a bank loan to Eastasia for the same amount. The maturity of this loan is set as November 21, 2005 which is also the proposed deadline for the completion of the negotiations over the shareholder structure of the Consortium.

         We are continuing to negotiate the terms of our shareholding in Irancell with the other members of the Consortium. The level of our shareholding in the revised Consortium shareholder structure, including whether we will participate at all in Irancell, is uncertain and subject to continuing negotiation.

         Although Irancell has plans for commencing operations in Iran, it has not commenced operations in Iran and will not do so, if at all, prior to finalizing the terms of the revised Consortium shareholder structure. Although we do not currently conduct any operations in Iran, to the extent the members of the Consortium finalize the shareholder structure of Irancell with one another and Irancell commences operations in Iran, such operations may in the future be material to us. As with any other investment, our potential investment in Iran through Eastasia and the Consortium involves risk.

         Notwithstanding the foregoing, we believe the Iranian Ministry of Communication and Information Technology has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, we have brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process.

         As a condition of the GSM license bid in Iran, the Consortium was obliged to provide a payment guarantee to the Iranian Authorities of EUR 300.0 million for an upfront license fee. The payment guarantee becomes effective when the license is formally awarded to Irancell. We guaranteed

EUR 210.0 million (equivalent to $253.1 million as of June 30, 2005) of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell has not yet been established, we have notified HSBC plc that we would not request any more extension of the payment guarantee beyond March 7, 2005 and stated that HSBC plc could release the payment guarantee. On July 26, 2005, the EUR 210 million guarantee was released. In addition to the upfront license fee, if our Iranian subsidiary is formally established and if the license is awarded, our Iranian subsidiary will pay an ongoing license fee based on the greater of minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

         As of June 30, 2005, the outstanding amount of the purchase contracts relating to advertising services was $18.0 million. As of June 30, 2005, we obtained advertising services amounting to $15.0 million from Asli Gazetecilik and the amount under the framework agreement signed with Asli Gazetecilik decreased to $10.0 million. In addition, we routinely enter into operating leases for property in the normal course of business. At June 30, 2005, there were no commitments and contingent liabilities in material amounts arising from such operating leases.

         Guarantees given on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

         Contractual Obligations and Commercial Commitments

         The following table illustrates our major contractual obligations and commitments as of June 30, 2005.



(US$ Million)                                                   Payments due by period

Contractual Obligations                    Total      Less than 1 year    1-3 years     4-5 years  After 5 years
                                           -----      ----------------    ---------     ---------  -------------
Long-Term Borrowings                       805.0           722.0            83.0            -            -
Settlement Agreements                      475.2           475.2              -             -            -
Finance Lease Obligations                   6.1             5.1              1.0            -            -
Purchase Obligations                       121.8            89.7            32.1            -            -
     Advertising services                  18.0             15.5             2.5            -            -
     GSM Equipment                         76.3             61.5            14.8            -            -
     Baytur Dealer Loyalty Program         27.5             12.7            14.8            -            -
Total Contractual Cash Obligations        1,408.1         1,292.0           116.1           -            -



         On December 24, 2004, we signed settlement agreements with the Turkish Treasury and Turk Telekom to settle our disputes on the calculation and payment of our 15% ongoing license fees from April 1998 through May 2004 and to settle our interconnection dispute regarding call termination pricing, for the period between April 1998 and September 2003, respectively and to end several other related lawsuits. In connection with the settlement agreement with the Turkish Treasury, we completed all payments as of June 30, 2005. With respect to the interconnection settlement agreement with Turk Telekom, our outstanding contractual obligation was $470.5 million as of June 30, 2005. After netting our interconnection receivables from Turk Telekom, our outstanding payable is $450.5 million which is classified as current trade payables in our consolidated financial statements as of June 30, 2005. On October 13, 2004, we also settled our infrastructure usage dispute with Turk Telekom through negotiation. As of June 30, 2005 our outstanding payable is $4.7 related to the infrastructure settlement. We have paid, including interest, TRY 69.5 million (equivalent to $51.8 million at June 30, 2005), TRY 266.5 million (equivalent to $198.7 million at June 30, 2005) and TRY 571.5 million

(equivalent to $426.1 million at June 30, 2005) with respect to the infrastructure usage dispute with Turk Telekom, settlement agreement with the Turkish Treasury and settlement agreement with Turk Telekom, respectively as of September 15, 2005. For more information related to these disputes, see "Item 8A. Consolidated Statements and Other Financial Information--Legal Proceedings" in our 20- F.

         Purchase obligations in relation to advertising services arise due to the "Amended Framework Agreement" signed with Asli Gazetecilik on May 30, 2004, extending the terms of the agreement until December 31, 2005, and the sponsorships agreement signed with ADD Production Medya A.S. ("ADD") relating to the sponsorship of Besiktas Jimnastik Klubu ("BJK"), a football club in Istanbul, on June 21, 2004. In accordance with the "Amended Framework Agreement", we paid $15.0 million and obtained advertising services amounting to $15.0 million as of June 30, 2005. Subsequent to June 30, 2005, we paid $2.5 million and obtained advertising services amounting to $2.5 million in accordance with this agreement.

         With respect to the sponsorships agreement signed between ADD and us on June 21, 2004, relating to the sponsorship of Besiktas Jimnastik Kulubu ("BJK"), a football club in Istanbul, we have paid $7.0 million to ADD on June 23, 2004 for 2004-2005 and 2005-2006 Football League seasons. In connection with this agreement, we have committed to pay $8.0 million to ADD in two equal installments on July 1, 2006 and on July 1, 2007 with respect to 2006 - 2007 and 2007 - 2008 Football League seasons. On May 31, 2005, BJK informed ADD that they want to terminate the agreement unilaterally and asked for the terms of termination. On June 1, 2005, ADD informed BJK that the agreement may be terminated immediately upon repayment of $3.5 million paid for the 2005-2006 Football League season, related stamp duty and interest and release of the commitment amounting to $8.0 million. On June 21, 2005, ADD made a repayment to us amounting to $3.5 million. On July 19, 2005 our commitment amounting to $8 million has been released with mutual agreement.

         The principal shareholder of Baytur, a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among us, Baytur and the land owner, which is a governmental organization, on October 19, 2004. The agreement amount is $39.7 million and the project is planned to be completed in 2008. We paid $12.2 million to Baytur within the scope of this contract as of June 30, 2005.

         Purchase obligations in relation to GSM equipment arise from GSM equipment supply and service contracts signed by Astelit. Astelit has entered into an $89.0 million vendor financing agreement with Ericsson AB and Ericsson Credit AB, EUR 125.0 million (equivalent to $150.7 million as of June 30, 2005) with Nokia and ABN Amro NV and $7.2 million with Sysdate and ABN Amro NV. As of June 30, 2005, Astelit has utilized $82.6 million, $89.7 million and $6.5 million of these facilities, respectively. As of June 30, 2005, our outstanding purchase commitments under these facilities were $8.9 million, $61.5 million and $5.9 million, respectively. On August 28, 2005, Astelit has entered into term facility agreement with Ericsson AB and Ericsson Credit AB amounting to $45.0 million in accordance with the clause which allows Astelit to purchase additional equipment and services within the vendor financial agreement. Maturity of this additional financing is December 21, 2005.

         Related Party Transactions

         For a discussion of our transactions with related parties see "Item 7B. Related Party Transactions" in our 20-F. There have been no material changes in our related party transactions since the date of our 20-F.

         Contingent Liabilities

         The following table illustrates our major contingent liabilities as of June 30, 2005.


                                              Amount of contingent liability expiration per period

                                                       Remaining
                                    Total amount       commitment        Less than 1      1 - 3       4 - 5     Over 5
USD million                           commited       at June,30 2006         year         years       years      years
                                      --------       ---------------         ----        ------       -----      -----
Guarantees                              71.5               71.5               *
Irancell                                253.1              253.1            253.1           -           -          -
     Iranian Authorities                253.1              253.1            253.1           -           -          -
Digital Platform                        61.9               10.1              10.1           -           -          -
     BNP - Brussels (Buyer Credit)      50.2                7.2              7.2            -           -          -
     BNP - Hungary (Buyer Credit)       11.7                2.9              2.9            -           -          -
--------------------------------------------------------------------------------------------------------------------------


----------

* Bank letter of guarantees are not given for a specific period. Most of the guarantees will remain as long as the business relationship with the counterparty continues.


         As of June 30, 2005, we are contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to the customs authorities, private companies and other public organizations amounting to $40.6 million. In addition, as of June 30, 2005, we are contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $0.9 million.

         In addition, on June 16, 2005, we agreed to form a consortium structure to submit a bid on June 17, 2005 in the context of the privatization of Turk Telekom. In addition we agreed with Turktell to have a 40%share in the consortium. In the context of the bidding agreement, we gave a bank letter of guarantee amounting to $30 million but since the bidding process was finalized in favor of another party, the bank letter of guarantee has been released as of July 8, 2005.


         As a condition of the GSM license bid in Iran, the Consortium was obliged to provide a payment guarantee to the Iranian Authorities amounting to EUR 300 million for an upfront license fee. The payment guarantee becomes effective when the license is formally awarded to Irancell. We have guaranteed EUR 210 million (equivalent to $253.1 million at June 30, 2005) of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell has not yet been established, we have notified HSBC plc that we would not request any more extension of the payment guarantee and stated that HSBC plc could release the payment guarantee. On July 26, 2005, the EUR 210 million guarantee was released accordingly. In addition to the upfront license fee, if our Iranian subsidiary is formally established and if the license is awarded, our Iranian subsidiary will pay an ongoing license fee based on the greater of minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

         Guarantees given on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

         We committed to arrange at maximum $150 million of financing for DCC until the end of 2006. We have substantially fulfilled the above mentioned commitment by acting as the guarantor of the vendor financing agreements signed by Astelit with Ericsson AB and Ericsson Credit AB, Nokia and ABN Amro NV and Sysdate and ABN Amro NV. In return of these guarantees, we pledged minority shares of Euroasia.

         Based on the shareholders loan agreement signed on January 6, 2005, the shareholders of Euroasia committed to arrange $50.0 million of financing to Euroasia in proportion to their respective shareholding in Euroasia. The loan shall be used by Euroasia to fund its consolidated subsidiary Astelit. The capital of Euroasia will be increased with an amount being equal to the aggregate of the loan amount. Turktell Uluslararasi has fulfilled its commitment amounting to $25.5 million. However, Eurocorp, which is one of the minority shareholders of Euroasia, could not fulfil its commitment. As a result, in accordance with the shareholders loan agreement, Eurocorp has agreed to sell its 1.4% interest in Euroasia to Turktell Uluslararasi with a consideration of $2.0 million. On May 19, 2005, the transaction was completed. Our effective interest in Euroasia has increased to 52.4%. According to the share sale and purchase agreement signed on June 2, 2005, Eurocorp has committed to sell its remaining 4.9% interest in Euroasia to Turktell Uluslararasi and another minority shareholder with a cash consideration of $4.0 million and $3.3 million, respectively. Based on the agreement, Turktell Uluslararasi elected to make related payments in three installments in three years. On June 15, 2005, required payments for the first installments amounting to $2.8 million and $2.3 million have been made by Turktell Uluslararasi and the other minority shareholder, respectively. Our effective interest in Euroasia has increased to 54.2%. Until the financial closing of the long term financing arrangements, based on the shareholders loan agreement signed on October 3, 2005, the shareholders of Euroasia committed to arrange an additional $55.6 million of financing to Euroasia in proportion to their respective shareholding in Euroasia, first as a shareholder loan, then converted to equity through a shareholders' resolution. We provided a deposit pledge in the amount of $30.6 million, representing our pro-rata share of shareholder financing, and HSBC provided a bank loan to Euroasia for the same amount. All proceeds have been used by Euroasia to fund its consolidated subsidiary, Astelit. On October 24, 2005, our board of directors, decided to pay TRY 35.0 million to Turktell Uluslararasi, Turkcell's wholly owned subsidiary, in the form of capital advance, which shall be used in the future capital increase of Astelit based in Ukraine which is Turktell Uluslararasi's indirect subsidiary. Turktell Uluslararasi, through a board decision dated 24 October, 2005, approved the equity injection into Euroasia in the amount of $30.6 million, representing its share. Therefore, the Euroasia loan will be paid down and replaced with the equity injection prior to the end of November 2005. Following the $55.6 million additional equity injection, the total equity in Euroasia, the parent of Astelit, will be $203.6 million, with our shareholding being 54.4%.

         The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms after December 31, 2004, and in the event that the parties could not agree on new terms by February 28, 2005, for referral to the Telecommunications Authority for resolution. As we and Turk Telekom were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has temporarily set call termination fees for calls terminating on each operator's network starting from August 10, 2005. According to its resolution procedure, the Authority is expected to set final termination fees, which are binding on us and Turk Telekom, by February 2006.

         These temporary prices are not as favorable to us as they have been previously, and the Telecommunications Authority may impose further reductions in call termination fees. At this point, we are unable to estimate the timing and impact of the possible changes to our fees. However, new pricing terms could be lower and these could have a material adverse effect on our financial position, results of operations and cash flows.

         Liquidity Outlook

         Under the current assumptions and circumstances, we expect to generate sufficient cash to maintain our strong cash position and positive free cash flow in the GSM business in Turkey. According to our current business plan for the operations in Turkey, we believe that we will be able to finance our current operations, capital expenditures and financing costs and maintain and enhance our network through our operating cash flow and our strong cash balance as of June 30, 2005. In addition, in order to build a GSM 1800 network and fund operations in Ukraine, long term financing arrangements will be sufficient to fully fund Astelit's business plan.

         The forward-looking statements made here regarding our liquidity and any other financial results are not a guarantee of performance. They are subject to risks and uncertainties that could cause future activities and results of operations to be different from those set forth in this MD&A.

         Important factors that may adversely affect our projections include general economic conditions, change in the competitive environment, developments in the domestic and international capital markets, increased investments, changes in telecommunication regulations. Please see "Item 3D. Risk Factors" in our 20-F for a discussion of these and other factors that may affect our projections.

         General Economic Conditions

         With the support of the encouraging outlook of the economy and the positive consumer sentiment in the market, we expect our net cash generation trend to be sustained. The Turkish government's efforts to engage in a new economic program with the IMF lasting until 2007, acceptance of Turkey for membership negotiations with the EU, recovery in consumer purchasing power in line with developments such as sustainable GDP growth, decreasing inflation in line with government targets, improved distribution of wealth and a growing young and technology oriented population are projected to expand the GSM penetration in the market.

         However, any change in the above stated factors including structure of the current competition might create need for additional financing for us.

         Loans

         In the first half of 2005, no borrowing has been obtained versus year 2004's total new financings of $300 million by Turkcell. On August 24, 2005, TRY 50 million (equivalent to $37.3 million at June 30, 2005) loan has been obtained from West LB A.G., London Branch with a tenor of 3 years. The interest and principal will be paid semiannually and interest is calculated on a floating rate of 6 month TRYibor (TRY Libor) minus 15 basis points. The facility will reduce the currency risk on our balance sheet.

         The outstanding balance of senior notes issued by Cellco in 1999 has been fully repaid on August 1, 2005. The loan had an interest rate of 12.75% and its original maturity was August 1, 2005.


         In Ukraine, Astelit signed a mandate letter for a long term financing arrangement. On April 28, 2005, Astelit provided a mandate to ING Bank N.V. and Standard Bank London Limited to arrange a financing of at least $280.0 million with a maturity of six years to refinance Astelit's existing vendor loans, additional capital expenditures and working capital requirements. The financing will be in the form of a syndicated loan and it is expected to be finalized in the fourth quarter of 2005.

         We believe that we will be able to fully fund the operations in Turkey by our cash from operations through the remainder of 2005, which includes the repayment of approximately $433.2 million in debt principal and interest obligations. Included in this debt repayment figure was the redemption of our Cellco $400 million notes which was successfully paid from our cash flow on August 1, 2005. In Ukraine, in order to build a GSM network and fund the operations, long term financing arrangements will be sufficient to fully fund Astelit's business plan through the end of 2005 which includes the repayment of approximately $116.2 million in debt principal and interest obligations. Until the financial closing of the long term financing arrangements, based on the shareholders loan agreement signed on October 3, 2005, the shareholders of Euroasia committed to arrange an additional $55.6 million of financing to Euroasia in proportion to their respective shareholding in Euroasia, first as a shareholder loan then converted to equity through a shareholders' resolution. We provided a deposit pledge in the amount of $30.6 million, representing our pro-rata share of shareholder financing, and HSBC provided a bank loan to Euroasia for the same amount. All proceeds have been used by Euroasia to fund its consolidated subsidiary, Astelit. On October 24, 2005, our board of directors, decided to pay TRY 35.0 million to Turktell Uluslararasi, Turkcell's wholly owned subsidiary, in the form of capital advance, which shall be used in the future capital increase of Astelit based in Ukraine which is Turktell Uluslararasi's indirect subsidiary. Turktell Uluslararasi, through a board decision dated 24 October, 2005, approved the equity injection into Euroasia in the amount of $30.6 million representing its share. Therefore, the Euroasia loan will be paid down and replaced with the equity injection prior to the end of November 2005. Following the $55.6 million additional equity injection, the total equity in Euroasia, the parent of Astelit, will be $203.6 million, with our shareholding being 54.4%. Based on our debt repayment schedule, and our current expectations regarding the domestic and international macroeconomic environment, developments in the telecommunications sector, pending litigation costs, capital expenditures and domestic and international investments and partnerships obligations, we do not foresee any funding gap in 2005. We continuously monitor and examine financing opportunities to improve our financial condition and performance. We continuously evaluate domestic and international debt and capital markets, looking for new financing alternatives for both restructuring and contingency purposes. We maintain effective relationships with financial institutions and watch the debt and capital markets for possible club deals, bilateral and syndicated loans, Eurobond issues, and many other financial instruments. We maintain our focus on strategies that lower the weighted average cost of total borrowing and extend the maturity of outstanding borrowings. We are reviewing the domestic loan alternatives of either extending the existing facilities or obtaining additional domestic debt denominated in TRY.

         We cannot assure you that we will be able to obtain any of this additional financing on terms that are satisfactory to us, or at all. If for any reason adequate internal resources or external financing are not available as needed, we may not be able to maintain and enhance the quality of our network or to meet our other obligations and liabilities as they become due. This could lead to a loss of subscribers and market share, as well as potential defaults under, and refinancing or restructuring of, existing debt and other obligations, all of which could have a material adverse effect on our business, consolidated financial condition or results of operations, or liquidity.


Credit Ratings

         Our debt ratings as of June 24, 2005:

         Standard & Poor's                      B

         Moody's                                B2

         Fitch                                  BB-


         The ratings upgrade had no impact on the interest cost of our existing debt. Any further upgrades from the ratings agencies may allow us to lower the cost of borrowing for any future indebtedness in the domestic and international debt and capital markets. Conversely, any ratings downgrade may limit our future access to debt and capital markets and increase the cost of borrowing.

After the extinguishment of the Cellco notes in August 2005, Moody's no longer has a valid credit rating for us. In addition, Fitch has upgraded our senior unsecured local currency rating to BB from BB- and assigned it a stable outlook.

Dividend Payments

         Until 2003, we did not make any dividend payments as a result of our accumulated losses under previous CMB accounting standards. The CMB adopted new accounting standards in 2003, which are generally in compliance with International Financial Reporting Standards ("IFRS"). We have adopted these accounting standards as of and for the year ended December 31, 2003 for CMB reporting purposes, and we have generated profit under those accounting standards.

         In 2004, we declared that we would pay a dividend amounting to TRY
236.3 million (equivalent to $176.2 million at June 30, 2005), of which one half, TRY 118.2 million (equivalent to $88.1 million as of June 30, 2005), was distributed in cash and the other half was distributed in the form of bonus shares in June and July 2004, respectively. We have adopted a dividend policy, which is set out in its Corporate Governance Guidelines. As adopted, our general dividend policy is to pay dividends to shareholders with due regard to trends in our operating performance, financial condition and other factors. Our Board of Directors intends to distribute cash dividends in an amount of not less than 50% of our distributable profits for each fiscal year, starting with profits for fiscal 2004. However, the payment of dividends will still be subject to cash flow requirements of us, compliance with Turkish law and regulations and the approval of, or amendment by, our Board of Directors and the General Assembly of Shareholders.

         On April 29, 2005, during the Annual Shareholders' Meeting, our shareholders decided to distribute all of our distributable income (included in the financial statements prepared in accordance with the accounting standards promulgated by the CMB) for the year ended December 31, 2004. The dividend was in the form of 50% cash and 50% bonus shares. The net distributable income, after deducting legal reserves, amounted to TRY 500.3 million (equivalent to $373.0 million at June 30, 2005). Accordingly, the dividend was distributed as follows:


                                       Amount per
                                         share             Total           USD equivalent
                                     (TRY in full)     (TRY Million)        June 30, 2005
                                     -------------     -------------        -------------
     Dividend in cash                 0.000134848          250.1               $ 186.5
     Dividend in bonus shares                   -          234.1                 174.5


         Accordingly, the rate of the bonus share certificate to be issued for each share having a nominal value of TRY 0.001 was declared as 0.0204997881%. Distribution of the cash dividend payment to the shareholders commenced on May 17, 2005 and distribution of the bonus share certificates commenced on May 31, 2005.


New Technology Investments and Partnership Opportunities

         Cash flow from the operations provides us with sufficient means to implement our plans. However, new technologies are excluded from the current projections, so addition of any new technology such as 3G technology or any new partnership opportunity may require both higher operating expense and capital expenditures leading to a need for additional cash injection in the future.

Investment in Iran

         In order to get the GSM license in Iran, we have to establish Irancell and pay EUR 300 million to the Iranian Authorities. We and other shareholders of the Consortium were obliged to give a payment guarantee amounting to EUR 300 million, which is equivalent to the license fee. The GSM license agreement was signed on September 12, 2004 between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and the Guardian Council stated that the agreement concerning the mobile phone network, would be effective upon the approval of the Iranian Parliament. On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggested reduction of our stake in Irancell to 49%, and submitted to the Guardian Council for their consent. In May 2005, the Guardian Council gave their consent. The consent was approved by the Iranian President.

         On September 2, 2005, our Board of Directors decided to continue with the Irancell project and approved the ownership structure of Irancell with a stake of 49% in Irancell for Eastasia. However, it has been stated that 21% of the shares of Irancell should be transferred to the National Bank of Iran, Bank Melli, and the parties should agree that these shares shall be publicly offered in the third year following the initiation of the Irancell operations and these agreed terms should be reflected into all agreements between the parties in Irancell. Iranian Telecommunications Ministry has set November 21, 2005 as the deadline with respect to the finalization of the shareholder structure of the Consortium.

         In the meantime, Eastasia has deposited EUR 172.7 million in Bank Saderat Plc. located in London as its potential contribution to the GSM network license fee and a portion of the initial capital, to show its willingness to invest in Irancell. We have provided a deposit pledge with Garanti Bankasy in the amount of EUR 91.6 million, and Garanti Bankasy provided a bank loan to Eastasia for the same amount. The maturity of this loan is set as November 21, 2005 which is also the proposed deadline for the completion of the negotiations over the shareholder structure of the Consortium.

         We are continuing to negotiate the terms of our shareholding in Irancell with the other members of the Consortium. The level of our shareholding in the revised Consortium shareholder structure, including whether we will participate at all in Irancell, is uncertain and subject to continuing negotiation.

         Although Irancell has plans for commencing operations in Iran, it has not commenced operations in Iran and will not do so, if at all, prior to finalizing the terms of the revised Consortium shareholder structure. Although we do not currently conduct any operations in Iran, to the extent the members of the Consortium finalize the shareholder structure of Irancell with one another and Irancell commences operations in Iran, such operations may in the future be material to us. As with any other investment, our potential investment in Iran through Eastasia and the Consortium involves risk.

         Notwithstanding the foregoing, we believe the Iranian Ministry of Communication and Information Technology has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, we have brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process.

         We have guaranteed EUR 210 million (equivalent to $253.1 million at June 30, 2005) of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, we have notified HSBC plc that we do not request any more extension of the payment guarantee and stated that HSBC plc can release the payment guarantee. On July 26, 2005, EUR 210 million guarantee has been released. In addition to the upfront license fee, if the Iranian subsidiary of us is formally established and if the license is awarded, the Iranian subsidiary of us will pay an ongoing license fee based on the greater of minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues. Amounts paid by the Company as capital advances to Irancell within 2004 have been repaid by Iranian authorities on March 16 and March 17, 2005.


Quantitative and Qualitative Discussion of Market Risk

         Our functional currency is the TRY for operations conducted in Turkey, but certain revenues, purchases, operating costs and expenses and resulting receivables and payables are denominated in foreign currencies, primarily US dollars, Euros and Swedish Krona ("SEK"). In addition, our indebtedness is principally in US dollars. Transactions denominated in foreign currencies are recorded at the exchange rates prevailing at the dates of the transactions. Assets and liabilities denominated in foreign currencies are converted into TRY at the exchange rates prevailing at the balance sheet date, with the resulting exchange differences recognized in the determination of net income.

         Market risk sensitive instruments consist of loans denominated in foreign currencies (substantially in US dollars) totaled to $625.9 million, representing almost all of total indebtedness at June 30, 2005.

         The fair value of indebtedness as of June 30, 2005 has not changed significantly compared to June 30, 2004 except our loan under the 1999 Issuer Credit Agreement. The fair value of indebtedness as of June 30, 2005 is $335.8 million with carrying amount of $335 million. The fair value of our indebtedness at June 30, 2004 was $359.3 million with carrying amount of $335 million.

         We are exposed to foreign exchange availability and rate risks that could significantly impact our ability to meet our obligations and finance our network construction. A substantial majority of our debt obligations and capital expenditures are, and are expected to continue to be, denominated in US dollars. By contrast, substantial portion of our revenues are, and will continue to be, denominated in TRY.

         To manage our foreign exchange risk more efficiently, in 2005, we have entered into $243.0 million notional of structured forward transactions to buy US dollar against TRY. As of October 21, 2005, we have bought $304.0 million through these transactions. We have also entered into $37.0 million notional of structured forward transactions to sell US dollar against TRY where we sold $37.0 million against TRY until October 21, 2005. As of October 21, 2005, we have $36.0 million notional of structured forwards outstanding.

         In 2005, we have also entered into SEK and EUR forward transactions. We have entered into EUR 2.0 million notional of structured forward transactions and as of October 21, 2005 we have bought EUR 4.0 million through these transactions. We have also entered into EUR 6.0 million notional of outright forward transactions to buy EUR against TRY and SEK 599.5 million notional of outright forwards to buy SEK against US dollar with maturities from June to December 2005. As of October 21, 2005, SEK 134.7 million notional of these transactions is still outstanding.

         We have run sensitivity analysis on our portfolio of structured US dollar hedging products. We included two extreme case scenarios of 10% appreciation and 10% depreciation of TRY/US dollar exchange rate. In case of 10% depreciation, from a spot rate of 1.3592 on October 21, 2005, our total structured US dollar call forward transaction size would fall to a total of $3.0 million with a total gain effect of $0.6 million. In the case of a 10% appreciation our total structured US dollar call forward transaction size would rise to $72.0 million with a total loss effect of $6.7 million.

         All hedging transactions have been authorized and executed pursuant to clearly defined policies and procedures, which provide that the transaction is entered into to protect us from fluctuations in currency values. Analytical techniques are used to manage and monitor foreign exchange risk which include market valuation and sensitivity analysis. In addition, we keep a reasonable proportion of our monetary assets in US dollars to reduce our currency exposure. Furthermore, the maximum tariffs we may charge are adjusted periodically by the Telecommunications Authority to account for, among other things, the devaluation of the TRY.

Legal Proceedings

         We are involved in various claims, which are described in "Item 8A. Consolidated Statements and Other Financial Information - Legal Proceedings" in our 20-F.

         There has not been any material change in our legal and arbitration proceedings since the date of our 20-F, except for the following:

         Regarding the investigation of the Telecommunications Authority on international voice traffic, on March 2, 2005, Turk Telekom notified us that we have allegedly damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested us to pay TRY 219 million (equivalent to $163 million at June 30, 2005) of principal and TRY 178 (equivalent to $133 million at June 30, 2005) of interest, which make a sum of TRY 397 million (equivalent to $296 million at June 30, 2005) until March 7, 2005.

         In addition, on August 19, 2005, Turk Telekom filed a lawsuit against us in order to obtain an injunction and block all our deposits and receivables in order to collect damage amounting TRY 451 million ($336 million at June 30, 2005) including principal and interest related to Milleni.com. The court rejected the injunction request of Turk Telekom.

         On April 15, 2005, Spor Toto Teskilat Mudurlugu, a governmental body, notified Inteltek that Inteltek is obliged to pay TRY 1.4 million (equivalent to $1.0 million at June 30, 2005) including 5% interest charge, with the claim of the inadequacy of the system software, failure to spot dealer sales on a live basis and lack of control mechanisms and cause for the non-collection of a certain portion of turnover from dealers. Inteltek management believes that the claim of Spor Toto Teskilat Mudurlugu has no legal basis and collection risks from dealers belong to Spor Toto Teskilat Mudurlugu.

         On August 29, 2005, we were notified that Telsim has initiated a lawsuit claiming that, we have not applied the reference interconnection rates determined by the Telecommunications Authority, and have charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority. Telsim requested an injunction to be applicable starting from August 1, 2005, to cease this practice and requested collection of its damages totaling to TRY 26.1 million (equivalent to $19.5 million at June 30, 2005) including principal, interest and penalty on late payment.

         On June 23, 2005, our board of directors decided to allow Alfa Telecom Turkey Limited ("Alfa Turkey") to conduct due diligence on us. On July 1, 2005, Sonera filed a suit with the interim injunction demand against us in Beyoglu 2nd Commercial Court of First Instance for the purpose of determining the invalidity of the Board resolution dated June 23, 2005. On July 4, 2005, Beyoglu 2nd Commercial Court of First Instance resolved to reject the interim injunction demand. The case is still pending.

         The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms after December 31, 2004, and in the event that the parties could not agree on new terms by February 28, 2005, for referral to the Telecommunications Authority for resolution. As we and Turk Telekom were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has temporarily set call termination fees for calls terminating on each operator's network starting from August 10, 2005. According to its resolution procedure, the Authority is expected to set final termination fees, which are binding on us and Turk Telekom, by February 2006. On October 7, 2005 we filed a lawsuit against the Telecommunications Authority for the injunction and cancellation of this decision, which has temporarily set call termination fees for calls terminating on each operator's network starting from August 10, 2005.

Other Matters

         On August 19, 2005, Sonera announced that they filed a lawsuit against Cukurova Holding in the Consiliation Court of the Vienna International Chamber of Commerce since the shareholder agreement between Sonera and Cukurova Holding has been violated.

         With the amendment to the Privatization Law, on July 3, 2005, the definition of the items that should be included in the gross revenue used in the calculation of the amounts to be paid to the Turkish Treasury has been amended. According to the amendment, interest charges for late collections and indirect taxes such as value added taxes, special transaction tax and stamp duty are excluded from the definition of the gross revenue. This amendment has been approved by the President of the Turkish Republic and published in the Official Gazette on July 21, 2005. This amendment will come into effect pursuant to our application to the Telecommunications Authority for the revision of related articles of the Licence Agreement and the respective approval of the Danistay.

         Within the framework of Cukurova Group`s proposal regarding our purchase of 50% shares of A-Tel owned by Yapy Kredi in return for a consideration amounting to $150 million, on October 24, 2005, our Board of Directors decided to purchase 50% of A-Tel shares provided that such shares' value concluded as per the tax, legal and financial due diligence review to be conducted in A-Tel and the evaluation to be made by an audit firm or an investment bank as per such due diligence report is at least $150 million.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
                              AND ITS SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
               AT DECEMBER 31, 2004 AND JUNE 30, 2005 (Unaudited)
                        (In thousands, except share data)


                                                                                        December 31,          June 30,
                                                                                            2004                2005
                                                                                     -------------------  ------------------
                                                                                                             (Unaudited)
ASSETS
CURRENT ASSETS
     Cash and cash equivalents                                                       $          763,821             680,653
     Held to maturity securities                                                                 45,329              52,472
     Available for sale securities                                                                    -               8,116
     Trade receivables and accrued income, net (Note 5)                                         271,792             295,027
     Due from related parties (Note 6)                                                          103,948              49,045
     Inventories                                                                                 13,007              10,193
     Prepaid expenses                                                                            23,685              99,934
     Other current assets, includes $110,166 and $3,516 of restricted cash as
       of December 31, 2004 and June 30, 2005, respectively (Note 7)                            325,741              78,962
     Deferred tax assets (Note 17)                                                              277,589             221,435
                                                                                     -------------------  ------------------
          Total current assets                                                                1,824,912           1,495,837

DUE FROM RELATED PARTIES (Note 8)                                                                65,971              65,839
PREPAID EXPENSES                                                                                  6,482              12,156
INVESTMENTS (Note 9)                                                                            197,760             222,963
HELD TO MATURITY SECURITIES                                                                      10,266               8,359
FIXED ASSETS, net (Note 10)                                                                   1,061,268           1,089,280
CONSTRUCTION IN PROGRESS (Note 11)                                                              230,191             435,411
INTANGIBLES, net (Note 12)                                                                      881,511             875,702
GOODWILL                                                                                          1,349               1,349
OTHER LONG TERM ASSETS                                                                            1,624               1,839
DEFERRED TAX ASSETS (Note 17)                                                                    80,163               5,115
                                                                                     -------------------  ------------------
                                                                                     $        4,361,497           4,213,850
                                                                                     ===================  ==================

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
     Short term borrowings (Note 13)                                                 $          549,079             742,688
     Trade payables (Note 14)                                                                   616,816             535,358
     Due to related parties (Note 15)                                                             6,711              17,393
     Taxes payable (Note 17)                                                                     99,939               7,778
     Provision for income taxes (Note 17)                                                             -              56,332
     Other current liabilities and accrued expenses (Note 16)                                   523,475             503,429
                                                                                     -------------------  ------------------
          Total current liabilities                                                           1,796,020           1,862,978
LONG TERM BORROWINGS (Note 18)                                                                  266,447              83,017
TRADE  PAYABLES (Note 14)                                                                       213,740               2,395
LONG TERM LEASE OBLIGATIONS                                                                       3,284               1,001
RETIREMENT PAY LIABILITY                                                                         12,875              15,580
DEFERRED TAX LIABILITIES (Note 17)                                                               11,757              12,967
MINORITY INTEREST                                                                                64,044              84,177
OTHER LONG TERM LIABILITIES                                                                       7,813               7,413
SHAREHOLDERS' EQUITY
     Common stock
     Par value 0.001 TRY; authorized, issued and outstanding 1,854,887,341,000
     shares as of December 31, 2004 and June 30, 2005 (Note 19)                                 636,116             636,116
     Additional paid in capital                                                                     178                 178
     Legal reserves                                                                              42,501              92,414
     Accumulated other comprehensive income (Note 3)                                              2,244               1,078
     Retained earnings                                                                        1,304,478           1,414,536
                                                                                     -------------------  ------------------
          Total shareholders' equity                                                          1,985,517           2,144,322
COMMITMENTS AND CONTINGENCIES (Note 20)
                                                                                     -------------------  ------------------
                                                                                     $        4,361,497           4,213,850
                                                                                     ===================  ==================


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
                              AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                 FOR THE THREE MONTH AND SIX MONTH PERIODS ENDED
                       JUNE 30, 2004 AND 2005 (Unaudited)
                        (In thousands, except share data)


                                                               Three Month Ended                       Six Month Ended
                                                                   June 30,                               June 30,
                                                            2004                2005                 2004                2005
                                                    -------------------  ------------------  -----------------   ------------------
                                                                   (Unaudited)                              (Unaudited)
Revenues                                            $          606,338           1,046,020           1,351,886           1,943,990
Direct cost of revenues                                       (541,325)           (577,438)           (974,332)         (1,100,942)
                                                    -------------------  ------------------  ------------------  ------------------
  Gross profit                                                  65,013             468,582             377,554             843,048
General and administrative expenses                            (38,181)            (35,829)            (67,486)            (70,945)
Selling and marketing expenses                                 (76,945)           (126,616)           (152,952)           (230,194)
                                                    -------------------  ------------------  ------------------  ------------------
  Operating income (expense)                                   (50,113)            306,137             157,116             541,909
Income from related parties, net                                   475                 775                 939               1,081
Interest income                                                 38,510              37,959              75,351              74,161
Interest expense                                                   440             (39,900)            (76,933)            (99,347)
Other income, net                                                1,334               2,679                 847               4,206
Equity in net income of
  unconsolidated investees (Note 9)                              8,504              13,255              16,390              26,400
Minority interest in income (loss)
  of consolidated subsidiaries                                   1,689              (1,532)              2,716                 390
Translation gain (loss)                                         28,922              (6,797)              8,675             (10,855)
                                                    -------------------  ------------------  ------------------  ------------------
  Income before taxes                                           29,761             312,576             185,101             537,945
Income tax benefit (expense) (Note 17)                          66,659             (98,836)             37,486            (195,798)
                                                    -------------------  ------------------  ------------------  ------------------
  Net income                                        $           96,420             213,740             222,587             342,147
                                                    ===================  ==================  ==================  ==================
Basic and diluted earnings per common
  share (Note 19)                                             0.000052            0.000115            0.000120            0.000184
                                                              ========            ========            ========            ========

Weighted average number of common
  shares outstanding (Note 19)                       1,854,887,341,000   1,854,887,341,000   1,854,887,341,000   1,854,887,341,000


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
                              AND ITS SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
       FOR THE SIX MONTH PERIODS ENDED JUNE 30, 2004 AND 2005 (Unaudited)
                                 (In thousands)


                                                                                         June 30,            June 30,
                                                                                           2004                2005
                                                                                      ----------------   -----------------
                                                                                        (Unaudited)        (Unaudited)
Operating Activities:
Net income                                                                            $       222,587             342,147
Adjustments to reconcile net income to net cash
provided by operating activities:
  Depreciation and amortization                                                               211,557             224,273
  Provision for retirement pay liability                                                          610               2,705
  Provision for inventories                                                                    (1,015)               (915)
  Provision for doubtful receivables                                                          (12,983)              9,064
  Accrued income                                                                               (8,357)             39,229
  Accrued expense                                                                              26,707            (179,619)
  Equity in net income of unconsolidated investees                                            (16,390)            (26,400)
  Translation adjustment                                                                            -                  30
  Minority interest in income of consolidated subsidiaries                                     52,240              20,133
  Provision for income taxes                                                                        -              56,332
  Deferred taxes                                                                                1,508             132,412

Changes in assets and liabilities:
  Trade receivables                                                                            (6,096)            (31,626)
  Due from related parties                                                                      2,282              55,035
  Inventories                                                                                   3,953               3,729
  Prepaid expenses                                                                            (53,089)            (81,923)
  Other current assets                                                                       (132,231)            205,314
  Taxes payable                                                                                27,175             (92,161)
  Other long term assets                                                                       (1,793)               (388)
  Due to related parties                                                                       (1,382)             10,682
  Trade payables                                                                               12,208            (295,198)
  Other current liabilities                                                                   (10,819)            168,551
  Other long term liabilities                                                                   1,433               1,995
                                                                                      ----------------   -----------------
          Net cash provided by operating activities                                           318,105             563,401

Investing Activities:
  Additions to fixed assets                                                                  (122,438)           (388,978)
  Additions to intangibles                                                                    (75,769)            (62,171)
  Investments in held to maturity securities                                                        -              (5,237)
  Investments in available for sale securities                                                      -              (8,116)
  Investments in investees                                                                       (430)                  -
                                                                                      ----------------   -----------------
          Net cash used for investing activities                                             (198,637)           (464,502)

Financing Activities:
  Proceeds from issuance of long and short term debt                                          342,297             160,294
  Payment on long and short term debt                                                        (139,426)           (150,115)
  Net decrease in debt issuance expenses                                                          396               1,736
  Payment on lease obligations                                                                 (7,493)            (11,806)
  Increase in lease obligations                                                                 2,712                   -
  Dividends paid                                                                              (78,072)           (182,176)
                                                                                      ----------------   -----------------
          Net cash provided by (used for) financing activities                                120,414            (182,067)
                                                                                      ----------------   -----------------

Net increase (decrease) in cash and cash equivalents                                          239,882             (83,168)
Cash and cash equivalents at the beginning of period                                          582,680             763,821
                                                                                      ----------------   -----------------
Cash and cash equivalents at the end of period                                        $       822,562             680,653
                                                                                      ================   =================

Supplemental cash flow information:
Interest paid                                                                         $        32,648              42,237
Income taxes paid                                                                                   -              99,939
Dividend paid                                                                                  78,072             182,176
Capital lease obligations                                                                       2,712               1,003


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                   TURKCELL ILETISIM HIZMETLERI ANONIM SIRKETI
                              AND ITS SUBSIDIARIES
   CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY AND COMPREHENSIVE
              INCOME FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2005
                 (Unaudited) (In thousands, except share data)



                                                   Common stock                 Additional
                                                                                 paid in          Legal        Comprehensive
                                             Shares             Amount           capital         reserves          income
                                        ------------------  ----------------  ---------------   -----------   -----------------
Balances at December 31, 2004           1,854,887,341,000   $       636,116              178        42,501
   Comprehensive income:
        Net income                                                                                                     342,147
        Other comprehensive income:
            Translation adjustment                                                                                      (1,256)
            Net unrealized capital
              gain on available for
              sale securities                                                                                               90
                                                                                                              -----------------
   Comprehensive income                                                                                                340,981
                                                                                                              =================
   Transfer to legal reserves                                                                       49,913
   Dividend paid

                                        ------------------  ----------------  ---------------   -----------
Balances at June 30, 2005               1,854,887,341,000   $       636,116              178        92,414
                                        ==================  ================  ===============   ===========




                                                           Accumulated
                                                              other            Total
                                            Retained      comprehensive     shareholders'
                                            earnings          loss             equity
                                           ------------  ----------------  ---------------
Balances at December 31, 2004                1,304,478             2,244        1,985,517
   Comprehensive income:
        Net income                             342,147                            342,147
        Other comprehensive income:
            Translation adjustment                                (1,256)          (1,256)
            Net unrealized capital
              gain on available for
              sale securities                                         90               90

   Comprehensive income

   Transfer to legal reserves                  (49,913)                                 -
   Dividend paid                              (182,176)                          (182,176)

                                           ------------  ----------------  ---------------
Balances at June 30, 2005                    1,414,536             1,078        2,144,322
                                           ============  ================  ===============


              The accompanying notes are an integral part of these
                       consolidated financial statements.

     Turkcell Iletisim Hizmetleri Anonim Sirketi and Its Subsidiaries

     Notes to Consolidated Financial Statements
     As of December 31, 2004 and June 30, 2005 (Unaudited) and for the Three Month and Six Month Periods Ended June 30, 2004 and 2005 (Unaudited)

     (Amounts in thousands of US Dollar unless otherwise stated except share amounts)

(1)  Business

     Turkcell Iletisim Hizmetleri Anonim Sirketi ("Turkcell") was incorporated on October 5, 1993 and commenced operations in 1994. It is engaged in establishing and operating a Global System for Mobile Communications ("GSM") network in Turkey and neighboring states.

     In April 1998, Turkcell signed a license agreement (the "License Agreement" or "License") with the Ministry of Transportation and Communications of Turkey (the "Turkish Ministry"), under which it was granted a 25 year GSM license in exchange for a license fee of $500,000. The License permits Turkcell to operate as a stand-alone GSM operator and frees it from some of the operating constraints in the Revenue Sharing Agreement. Under the License, Turkcell collects all of the revenue generated from the operations of its GSM network and pays the Undersecretariat of Treasury (the "Turkish Treasury") an ongoing license fee equal to 15% of its gross revenues. Turkcell continues to build and operate its GSM network and is authorized to, among other things, set its own tariffs within certain limits, charge peak and off-peak rates, offer a variety of service and pricing packages, issue invoices directly to subscribers, collect payments and deal directly with subscribers.

     On June 25, 2005, the Turkish government declared that GSM operators are required to pay monthly 10% portion of their existing ongoing license fee to the Ministry of Transportation as universal service fund in accordance with the law no 5369. As a result, starting from June 30, 2005, Turkcell pays the 90% of accrued ongoing license fee to the Turkish Treasury and 10% to the Turkish Ministry as Universal Service Fund.

     In July 2000, Turkcell completed an initial public offering with the listing of its ordinary shares on the Istanbul Stock Exchange and American Depositary Shares, or ADSs, on the New York Stock Exchange.

     Turkcell owns a 41.45% interest in Fintur Holdings B.V. ("Fintur"), which holds the majority of the Company's international GSM investments, with majority ownership in GSM operations in Azerbaijan, Georgia, Kazakhstan and Moldova. Fintur is accounted for under the equity method.

     The Company also owns 100% of Kybrys Mobile Telekomunikasyon Limited Sirketi ("Kybrys Telekom"), a company that operates GSM network in Northern Cyprus.

     In December 2003, the Company invested $50,000 in Digital Cellular Communications ("DCC"), a Ukrainian telecommunications company with several telecommunications licenses including a GSM 1800 license. In order to facilitate the investment in DCC, the Company created a new wholly-owned company named Euroasia Telecommunications Holding B.V. ("Euroasia") in the Netherlands in February 2004, and capitalized it with cash contributions of $50,000. The owners of DCC contributed 99% of the shares of DCC to Euroasia in exchange for a 49% interest in Euroasia in May 2004. LLC Astelit ("Astelit") is a 99% owned subsidiary of DCC and has the title to the GSM 1800 license in Ukraine. On February 1, 2005, Astelit commenced its operations with GSM 1800 technology. Euroasia, DCC and Astelit are the consolidated subsidiaries of the Company as of June 30, 2005.

     Turkcell and Ericsson Telekomunikasyon A.S. ("Ericsson Turkey") have established a company named East Asian Consortium BV ("Eastasia"), with a share capital of EUR 91 million, to invest in the Iranian

     GSM business. Eastasia is a member of the Irancell Consortium (the "Consortium"), which will own Irancell, and includes Turkcell and Ericsson Turkey, and two Iranian companies, Parman Ertebat and Iran Electronic Development Company. Turkcell and Ericsson Turkey own 85% and 15% of Eastasia, respectively, and Turkcell was expected to indirectly own 51% of Irancell through Eastasia and was expected to control 51% of the voting shares. Turkcell has fully completed its capital contribution in Eastasia in proportion to its shares in capital.

     On September 12, 2004, the Iranian Authorities awarded the GSM license to the Consortium. Under the license agreement the Consortium is obliged to pay an upfront license fee of EUR 300 million and an ongoing license fee based on a percentage of the greater of actual or precommitted gross revenues. If the Consortium does not pursue the GSM license, the EUR 300 million payment under the guarantee will become payable immediately. Turkcell guaranteed EUR 210 million portion of this guarantee through HSBC plc. On July 26, 2005, EUR 210 million guarantee has been released.

     On September 12, 2004, the GSM license agreement was signed between the Consortium and the Iranian Authorities. On September 26, 2004, both the Iranian Parliament and the Guardian Council stated that the agreement concerning the mobile phone network would become effective upon the approval of the Iranian Parliament. On April 25, 2005, the Iranian Parliament approved a revised proposal, which suggested a reduction of Turkcell's stake in Irancell to 49% and included several other amendments to the terms of the license agreement originally agreed and submitted the proposal to the Guardian Council for their consent. In May 2005, the Guardian Council gave their consent. The consent was approved by the Iranian President.

     On September 2, 2005, the Board of Directors of Turkcell decided to continue with the Irancell project and approved the ownership structure of Irancell with a stake of 49% in Irancell for Eastasia. However, it has been stated that 21% of the shares of Irancell should be transferred to the National Bank of Iran, Bank Melli, and the parties should agree that these shares shall be publicly offered in the third year following the initiation of the Irancell operations and these agreed terms should be reflected into all agreements between the parties in Irancell. Iranian Telecommunications Ministry has set November 21, 2005 as the deadline with respect to the finalization of the shareholder structure of the Consortium.

     In the meantime, Eastasia has deposited EUR 172.7 million in Bank Saderat Plc. located in London as its potential contribution to the GSM network license fee and a portion of the initial capital, to show its willingness to invest in Irancell. Turkcell provided a deposit pledge with Garanti Bankasy in the amount of EUR 91.6 million, and Garanti Bankasy provided a bank loan to Eastasia for the same amount. The maturity of this loan is set as November 21, 2005 which is also the proposed deadline for the completion of the negotiations over the shareholder structure of the Consortium.

     Turkcell is continuing to negotiate the terms of its shareholding in Irancell with the other members of the Consortium. The level of Turkcell's shareholding in the revised Consortium shareholder structure, including whether Turkcell will participate at all in Irancell, is uncertain and subject to continuing negotiation.

     Although Irancell has plans for commencing operations in Iran, it has not commenced operations in Iran and will not do so, if at all, prior to finalizing the terms of the revised Consortium shareholder structure. Although Turkcell does not currently conduct any operations in Iran, to the extent the members of the Consortium finalize the shareholder structure of Irancell with one another and Irancell commences operations in Iran, such operations may in the future be material to Turkcell. As with any other investment, Turkcell's potential investment in Iran through Eastasia and the Consortium involves risk.

     Notwithstanding the foregoing, Turkcell believes the Iranian Ministry of Communication and Information Technology has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, Turkcell has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process.

     In addition, as of June 30, 2005, the Company was involved in various activities, including call centers and database management, directory assistance, advertising, operating a central betting system, Wireless

     Application Protocol ("WAP") services, value added GSM services ("VAS"), fixed line long distance call services and internet services through various consolidated subsidiaries.

(2)  Financial Position and Basis of Preparation of Financial Statements

     The Company maintains their books of account and prepare their statutory financial statements in their local currencies and in accordance with local commercial practice and tax regulations applicable in their respective countries of residence. The accompanying consolidated financial statements are based on these statutory records, with adjustments and reclassifications for the purpose of fair presentation in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The unaudited consolidated financial statements of the Company as of June 30, 2005 and for the three month and six month periods ended June 30, 2004 and 2005 in the opinion of the management of the Company, include all the adjustments, consisting of normal recurring adjustments, necessary for a fair statement of the results of such unaudited interim periods.

     Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with US GAAP. Actual amounts could differ from those estimates. Significant estimates and assumptions include the depreciable/amortizable lives of fixed assets and intangibles, amounts reflected as allowances for doubtful receivables, valuation allowances on deferred tax assets and amounts reflected as provisions for liabilities arising from legal proceedings.

     These unaudited interim financial statements should be read in conjunction with the Company's Annual Report on Form 20-F.

(3)  Comprehensive Income

     Comprehensive income generally encompasses all changes in shareholders' equity (except those arising from transactions with owners) and includes net income, net unrealized capital gains or losses on available for sale securities and foreign currency translation adjustments. The Company's comprehensive income differs from net income applicable to common shareholders only by the amount of the foreign currency translation adjustment and unrealized gains on available for sale securities charged to shareholders' equity for the period. Comprehensive income for the three month and six month periods ended June 30, 2004 and 2005 was $97,241, $207,528, $224,527 and $340,981, respectively.

(4)  New Accounting Standards Issued

     In March 2005, the FASB issued FIN 47, "Accounting for Conditional Asset Retirement Obligations an interpretation of SFAS No. 143". FIN 47 clarifies the term conditional asset retirement obligation as used in SFAS No. 143, "Accounting for Asset Retirement Obligations". An entity is required to recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. The fair value of a liability for the conditional asset retirement obligation should be recognized when incurred--generally upon acquisition, construction, or development and/or through the normal operation of the asset. FIN 47 also clarifies when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. Retrospective application for interim financial information is permitted but is not required. The adoption of FIN 47 is not expected to have a material effect on the Company's consolidated financial statements.

     In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections, a replacement of APB Opinion No. 20 and SFAS No. 3". SFAS No. 154 provides guidance on the accounting for and reporting of accounting changes and error corrections. It establishes, unless impracticable, retrospective application as the required method for reporting a change in accounting principle in the absence of explicit transition requirements specific to the newly adopted accounting principle. SFAS No. 154 also provides guidance for determining whether retrospective application of a change in accounting principle is impracticable and for reporting a change when retrospective application is impracticable. The correction of an error in previously issued financial statements is not an accounting change. However, the reporting of an error correction involves adjustments to previously issued financial statements similar to those generally applicable to reporting an accounting change retrospectively. Therefore, the reporting of a correction of an error by restating previously issued financial statements is also addressed by SFAS No. 154. SFAS No. 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Early adoption is permitted for accounting changes and corrections of errors made in fiscal years beginning after SFAS 154 is issued. The adoption of SFAS No. 154 is not expected to have a material effect on the Company's consolidated financial statements.

(5)  Trade Receivables and Accrued Income, net

     At December 31, 2004 and June 30, 2005, the breakdown of trade receivables and accrued income is as follows:

                                                 December 31,       June 30,
                                                     2004             2005
                                               ---------------  ---------------
                                                                 (Unaudited)

     Receivables from subscribers              $      258,560          297,482
     Accounts and checks receivable                    77,027           69,732
                                               ---------------  ---------------
                                                      335,587          367,214
     Accrued service income                            70,120           70,793
     Allowance for doubtful receivables              (133,915)        (142,980)
                                               ---------------  ---------------
                                               $      271,792          295,027
                                               ===============  ===============

     The accrued service income represents revenues accrued for subscriber calls (air-time), which have not been billed. Due to the volume of subscribers, there are different billing cycles; accordingly, an accrual is made at each period end to accrue revenues for services rendered but not yet billed.

     Movements in the allowance for doubtful receivables are as follows:

                                                 December 31,       June 30,
                                                     2004             2005
                                               ---------------  ---------------
                                                                 (Unaudited)

     Beginning balance                         $      135,920          133,915
     Provision for doubtful receivables                14,572           12,289
     Write offs                                       (22,890)          (3,280)
     Effect of change in exchange rate                  6,313               56
                                               --------------   ---------------
     Ending balance                            $      133,915          142,980
                                               ==============   ===============

(6)  Due from Related Parties

     As of December 31, 2004 and June 30, 2005, the balance comprised:


                                                                                      December 31,          June 30,
                                                                                          2004                2005
                                                                                   -------------------   ---------------
                                                                                                          (Unaudited)
     KVK Teknoloji Urunleri AS ("KVK Teknoloji")                                   $           37,019            24,099
     Digital Platform Iletisim Hizmetleri AS ("Digital Platform")                               8,995            12,486
     A-Tel Pazarlama ve Servis Hizmetleri AS ("A-Tel")                                         24,549                 -
     Parman Ertebat                                                                            20,982                 -
     Other                                                                                     12,403            12,460
                                                                                   -------------------   ---------------
                                                                                   $          103,948            49,045
                                                                                   ===================   ===============


     Substantially all of the significant receivables from related parties are from Cukurova Group companies.

     Due from KVK Teknoloji, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from simcard and prepaid card sales to this company.

     Due from Digital Platform, a company whose majority shares are owned by some of the shareholders of the Company, mainly resulted from receivables from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. (Note 8)

     At December 31, 2004, due from A-Tel, a 50-50 joint venture of Yapi Kredi Bankasi AS ("Yapy Kredi"), a shareholder of the Company and Savings Deposit Insurance Fund ("SDIF"), mainly resulted from simcard and prepaid card sales to this company.

     At December 31, 2004, due from Parman Ertebat, an equity investment of one of the shareholders of the Company, resulted from the payment of capital contribution by Turkcell to Irancell's share capital on behalf of Parman Ertebat. This receivable has been collected in March 2005.

(7)  Other Current Assets

     At December 31, 2004 and June 30, 2005, the balance comprised:


                                                                                     December 31,          June 30,
                                                                                         2004                2005
                                                                                   -------------------   ---------------
                                                                                                          (Unaudited)
     Value added tax ("VAT") receivable                                            $         149,777            30,866
     Prepaid taxes                                                                               273            11,874
     Advances to suppliers                                                                     3,381             7,440
     Expenses to be invoiced for Iran GSM tender                                               6,578             5,760
     Restricted cash                                                                         110,166             3,516
     Promotional material                                                                      2,932             2,466
     Deferred financing costs                                                                  3,204             1,641
     Telecommunications Authority income accrual (Note 20)                                    39,903                 -
     Other                                                                                     9,527            15,399
                                                                                   -------------------   ----------------
                                                                                   $         325,741            78,962
                                                                                   ===================   ================

     In accordance with the settlement agreements signed with Turk Telekom regarding infrastructure and interconnection disputes, Turk Telekom has issued invoices amounting to TRY 1,946.6 million (equivalent to $1,451,279 at June 30, 2005). Turkcell has the right to deduct VAT charged to Turkcell on Turk Telekom invoices from its VAT payable amount. VAT receivable represents the net balance of VAT on such invoices and VAT receivables and payables arising in the ordinary course of business.

     As of December 31, 2004, restricted cash represents the capital contribution for Irancell deposited in escrow account in Iran. This cash was released to Turkcell and paid back in March 2005.

(8)  Due from Related Parties - Long Term



                                                 December 31,       June 30,
                                                     2004             2005
                                               ---------------  ---------------
                                                                 (Unaudited)

     Digital Platform                          $       64,199           65,805
     Other                                              1,772               34
                                               ---------------  --------------
                                               $       65,971           65,839
                                               ===============  ===============

     Due from Digital Platform mainly resulted from call center revenues, financial support for borrowing repayments and advances given for current and planned sponsorships. Receivables from Digital Platform have been discounted at a rate of 6% resulting in a deduction of $9,680 as of June 30, 2005 (December 31, 2004: $11,406). Management expects to collect such receivables until 2009. In addition to the short and long-term due from Digital Platform, Turkcell is subject to a guarantee agreement of $10,097 (Note 20). Management believes that it is unlikely that the Company will not recover such exposure based on the discussions with the management of Digital Platform.

(9)  Investments

     At December 31, 2004 and June 30, 2005, investments in associated companies were as follows:


                                                 December 31,       June 30,
                                                     2004             2005
                                               ---------------  ---------------
                                                                 (Unaudited)


     Fintur                                    $      175,141          200,344
     Aks Televizyon Reklamcilik ve Filmcilik
       Sanayi ve Ticaret AS ("Aks TV")                 15,750           15,750
     Basin Yatirim Sanayi ve Ticaret AS
       ("Basin Yatirim")                                6,869            6,869
                                               ---------------  ---------------
                                               $      197,760          222,963
                                               ===============  ===============


     At December 31, 2004 and June 30, 2005, the Company's ownership interest in Fintur was 41.45%. Fintur is accounted for under the equity method.

     In 2003, the Company acquired a 6.24% interest in Aks TV and an 8.23% interest in Basin Yatirim, media companies owned by the Cukurova Group. Investments in these companies are accounted for under cost method.

     Aggregate summarized information of Fintur as of December 31, 2004 and June 30, 2005 and for the three month and six month periods ended June 30, 2004 and 2005 are as follows:


                                                                                  December 31,             June 30,
                                                                                      2004                   2005
                                                                              ---------------------    -----------------
                                                                                                         (Unaudited)
     Current assets                                                           $            146,258              167,368
     Non-current assets                                                                    652,447              776,228
                                                                              --------------------     -----------------
                                                                              $            798,705              943,596
                                                                              ====================     =================

     Current liabilities                                                      $            237,064              296,232
     Non-current liabilities                                                               256,029              280,925
     Shareholders' equity                                                                  305,612              366,439
                                                                              --------------------     -----------------
                                                                              $            798,705              943,596
                                                                              ====================     =================






                                               3 month ended      3 month ended        6 month ended       6 month ended
                                               June 30, 2004      June 30, 2005        June 30, 2004       June 30, 2005
                                                (Unaudited)        (Unaudited)          (Unaudited)         (Unaudited)
                                             -----------------  -----------------    -----------------   -----------------
     Revenues                                     $  129,247           201,705             237,896              368,821
     Direct cost of revenues                         (54,064)          (92,465)           (100,720)            (164,295)
     Income before tax                                29,616            50,112              55,495               89,574
     Net income                                       20,516            31,977              39,542               63,690


(10) Fixed Assets, net


     As of December 31, 2004 and June 30, 2005, the analysis of fixed assets is as follows:


                                                                    Useful            December 31,           June 30,
                                                                    Lives                 2004                 2005
                                                               ---------------    -------------------    ----------------
                                                                                                           (Unaudited)
     Operational fixed assets:
     Base terminal stations                                          8 years      $        1,014,085           1,134,730
     Mobile switching center/Base station controller                 8 years                 869,981             892,958
     Minilinks                                                       8 years                 219,739             239,093
     Supplementary system                                            8 years                  37,440              37,927
     GSM services equipment                                          8 years                  91,575              94,950
     Betting equipment                                             7-8 years                  14,458              14,123
     Call center equipment                                           5 years                  12,110              21,204
     Other                                                           5 years                       -               2,481
                                                                                  -------------------    ----------------
                                                                                           2,259,388           2,437,466
     Accumulated depreciation                                                             (1,361,927)         (1,504,977)
                                                                                  ------------------     ----------------
     Operational fixed assets, net                                                           897,461             932,489

     Non-operational fixed assets:
     Land                                                                                        899                 986
     Buildings                                                      25 years                 179,226             180,045
     Furniture, fixture and equipment                              4-5 years                 165,301             163,137
     Motor vehicles                                                4-5 years                   8,710              10,073
     Leasehold improvements                                        3-5 years                  52,448              50,245
                                                                                  -------------------    ----------------
                                                                                             406,584             404,486
     Accumulated depreciation                                                               (242,777)           (247,695)
                                                                                  -------------------    ---------------
     Non-operational fixed assets, net                                                       163,807             156,791
                                                                                  -------------------    ----------------
                                                                                  $        1,061,268           1,089,280
                                                                                  ===================    ================



     At December 31, 2004 and June 30, 2005, total fixed assets acquired under finance leases amounted to $81,497 and $82,500, respectively. Depreciation of these assets amounted to $1,101, $1,151, $2,075 and $2,278 for the three month and six month periods ended June 30, 2004 and 2005, respectively, and is included in depreciation expense.

     Depreciation expenses for the three month and six month periods ended June 30, 2004 and 2005 are $76,964, $80,096, $152,597 and $155,955,
     respectively.

(11) Construction in Progress

     At December 31, 2004 and June 30, 2005, construction in progress consisted of expenditures in GSM and non-operational items is as follows:


                                                                                      December 31,           June 30,
                                                                                          2004                 2005
                                                                                  -------------------    ----------------
                                                                                                           (Unaudited)

     Turkcell-GSM network                                                         $          138,303             295,662
     Astelit-GSM network                                                                      67,077             119,791
     Turkcell-Other projects                                                                   6,915              10,882
     Non-operational items                                                                     9,239               7,063
     Kibris Telekom-GSM network                                                                  451               1,268
     Other                                                                                     8,206                 745
                                                                                  -------------------    ----------------
                                                                                  $          230,191             435,411
                                                                                  ===================    ================



(12) Intangibles, net

     As of December 31, 2004 and June 30, 2005, intangibles consisted of the following:


                                                                    Useful            December 31,           June 30,
                                                                    Lives                 2004                 2005
                                                               ---------------    -------------------    ----------------
                                                                                                           (Unaudited)
     Computer software                                             3-8 years      $          860,253             918,674
     GSM and other telecommunications licenses                    4-25 years                 572,181             575,900
     Transmission lines                                             10 years                  19,531              19,501
     Central betting system operating right                        4-5 years                   2,641               2,642
     Customer base                                                   2 years                   1,132               1,192
                                                                                  ------------------     ----------------
                                                                                           1,455,738           1,517,909
     Accumulated amortization                                                               (574,227)           (642,207)
                                                                                  -------------------    ----------------
                                                                                  $          881,511             875,702
                                                                                  ===================    ================



     As of June 30, 2005, amortized intangible assets are as follows:


                                                                                   Gross carrying           Accumulated
                                                                                       Amount              Amortization
                                                                                  -------------------    ----------------
     Computer software                                                            $          918,674             482,804
     GSM and other telecommunications licenses                                               575,900             148,261
     Transmission lines                                                                       19,501               9,627
     Central betting system operating rights                                                   2,642                 830
     Customer base                                                                             1,192                 685
                                                                                  ------------------     ----------------
                                                                                  $        1,517,909             642,207
                                                                                  ===================    ================


(13) Short Term Borrowings

     At December 31, 2004 and June 30, 2005, short-term borrowings comprised the following:


                                                                                     December 31,             June 30,
                                                                                        2004                    2005
                                                                                  -------------------    ----------------
                                                                                                            (Unaudited)
     Current portion of long term borrowings (Note 18)                            $          548,356             721,942
     Other short term bank loans and overdrafts                                                  723              20,746
                                                                                  -------------------    ----------------
                                                                                  $          549,079             742,688
                                                                                  ===================    ================


(14) Trade Payables


     At June 30, 2005, the balance mainly consists of the payable to Turk Telekom relating to the settlements with respect to the disputes on Turk Telekom interconnection fee and Turk Telekom infrastructure usage amounting to $450,536 (December 31, 2004: $490,256) and $4,667 (December 31, 2004:
     $32,649), respectively. At June 30, 2005, the payable due to the dispute on Turk Telekom interconnection fee amounting to $450,536 is classified as "short term trade payables" as a result of the payment terms agreed. The remainder of the balance includes amounts due to Ericsson Turkey, Ericsson Radio Systems AB ("Ericsson Sweden") and Ericsson AB totalling $12,554 (December 31, 2004: $15,138) resulting from fixed asset purchases, site preparation and other services, and amounts due to other suppliers totalling $67,601 (December 31, 2004: $78,773) arising in the ordinary course of business.

     At June 30, 2005, the long term trade payable balance mainly consists of payables to Ericsson AB with respect to fixed asset purchases. At December 31, 2004, $213,740 of total payables due to the dispute on Turk Telekom interconnection fee amounting to $703,996 is classified as `long term trade payables' as a result of the payment terms agreed.

     Turkcell is party to a series of supply agreements with Ericsson Turkey (collectively the "Supply Agreements") under which Ericsson Turkey supplies Turkcell with an installed and operating GSM network, spare parts, training and documentation. The Supply Agreements also provide Turkcell a non-exclusive restricted software license for GSM software. Under the Supply Agreements, Ericsson Sweden guarantees all of Ericsson Turkey's obligations to Turkcell.

(15) Due to Related Parties

     As of December 31, 2004 and June 30, 2005, due to related parties comprised:


                                                                                     December 31,             June 30,
                                                                                        2004                    2005
                                                                                  -------------------    ----------------
                                                                                                            (Unaudited)
     ADD Production Medya A.S. ("ADD")                                            $                -              13,271
     Hobim Bilgi Islem Hizmetleri AS ("Hobim")                                                 1,908               1,533
     Baytur Insaat Taahhut A.S ("Baytur")                                                      2,629                   -
     Yapy Kredi Sigorta AS ("Yapy Kredi Sigorta")                                                555                   -
     Other                                                                                     1,619               2,589
                                                                                  -------------------    ----------------
                                                                                  $            6,711              17,393
                                                                                  ===================    ================



     Substantially all of the significant due to balances are related to Cukurova Group companies.

     Amount payable to ADD, a media planning and marketing company owned by Cukurova Group, stems from a media purchasing agreement to benefit from the expertise and bargaining power of ADD, regarding the formation of media purchasing strategies for both postpaid and prepaid brands.

     The amount payable to Hobim, a company whose majority shares are owned by some of the shareholders of the Company, resulted from the invoice printing services rendered by this company.

(16) Other Current Liabilities and Accrued Expenses

     At December 31, 2004 and June 30, 2005, the balance comprised:


                                                                                     December 31,             June 30,
                                                                                        2004                    2005
                                                                                  -------------------    ----------------
                                                                                                            (Unaudited)
     Taxes and withholdings                                                       $           26,246             151,731
     Deferred income                                                                         111,718             122,109
     Ongoing license fee and universal service fund accrual                                  246,857              72,193
     Selling and marketing expense accruals                                                   26,941              51,761
     Accrued interest on borrowings                                                           25,043              23,739
     Transmission fee accrual                                                                 10,037              16,187
     Personnel bonus accrual                                                                  15,752               8,133
     Roaming expense accrual                                                                   5,908               7,735
     Telecommunications Authority share accrual                                               11,242               6,071
     Lease obligations--short term portion                                                    13,797               4,821
     Other expense accruals                                                                   29,934              38,949
                                                                                  -------------------    ---------------
                                                                                  $          523,475             503,429
                                                                                  ===================    ================



     On December 24, 2004, Turkcell signed settlement agreements with the Turkish Treasury and Turk Telekom regarding treasury share and interconnection fee disputes.

     Taxes and withholdings include VAT payable, special communications tax, frequency usage fees payable to Telecommunications Authority and personnel income taxes.

(17) Taxes on Income

     The income tax benefit (expense) is attributable to income from continuing operations and consists of:

                                                                 3 Month Ended                     6 Month Ended
                                                                    June 30,                         June 30,
                                                               2004         2005                2004          2005
                                                            -----------  ------------        -----------   ------------
                                                                  (Unaudited)                       (Unaudited)
     Current tax expense                                    $        -       (35,998)        $        -        (64,081)
     Deferred tax benefit (expense)                             66,659       (62,838)            37,486       (131,717)
                                                            -----------  ------------        -----------   ------------
     Income tax benefit (expense)                           $   66,659       (98,836)        $   37,486       (195,798)
                                                            ===========  ============        ===========   ============


     Income tax expense attributable to income from continuing operations was $98,836 and $195,798 for the three month and six month periods ended June 30, 2005. These amounts are different from the amount computed by applying the Turkish income tax rate of 30% (2004:33%) to pretax income from continuing operations as a result of the following:

                                                                 3 Month Ended                     6 Month Ended
                                                                    June 30,                         June 30,
                                                               2004         2005                2004          2005
                                                            -----------  ------------        -----------   ------------
                                                                  (Unaudited)                       (Unaudited)
     Computed "expected" tax expense                        $   (8,339)      (94,099)        $  (59,833)      (162,211)
     Non taxable translation gain                               (6,133)       19,290            (39,180)        (3,078)
     Investment tax credit                                       8,073           314             13,901          2,182

     Effect of change in tax rate                               20,239             -             22,238              -

     Change in valuation allowance                                 852        (5,100)              (740)           (73)
     Non-taxable items                                          47,154             -             95,909              -

     Other                                                       4,813       (19,241)             5,191        (32,618)
                                                            -----------  ------------        -----------   ------------
                                                            $   66,659       (98,836)        $   37,486       (195,798)
                                                            ===========  ============        ===========   ============



     For the six month periods ended June 30, 2004 and 2005, substantially all income from continuing operations and related tax expense were domestic.

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 and June 30, 2005 are presented below:


                                                                                     December 31,             June 30,
                                                                                        2004                    2005
                                                                                  -------------------    ----------------
                                                                                                            (Unaudited)
     Deferred tax assets:
         Accrued expenses                                                         $          334,288             250,844
         Accounts and other receivables (principally due
         to allowance for doubtful accounts) and other                                        20,562              24,214
         Net operating loss carry forwards                                                    21,086              15,362
         Tax credit carry forwards (Investment tax credit)                                   313,120             284,668
                                                                                  -------------------    ----------------
         Gross deferred tax assets                                                           689,056             575,088
         Less: Valuation allowances                                                          (17,177)            (17,250)
                                                                                  -------------------    ----------------
         Deferred tax assets                                                                 671,879             557,838

     Deferred tax liabilities:
         Fixed assets and intangibles, principally due to
         financial leases, differences in depreciation and
         amortization, and capitalization of interest and
         foreign exchange loss for tax purposes                                             (325,884)           (344,255)
                                                                                  -------------------    ----------------
         Total deferred tax liabilities                                                     (325,884)           (344,255)
                                                                                  -------------------    ----------------
         Net deferred tax assets                                                  $          345,995             213,583
                                                                                  ===================    ===============


     At June 30, 2005, net operating loss carry forwards are as follows:

                                                            Expiration
     Year                              Amount                   Date
                                   --------------       -------------------

     2000                              $    3,786                     2005
     2001                                   3,958                     2006
     2002                                   1,867                     2007
     2003                                   9,681                     2008
     2004                                  34,324                     2009
     2005                                   1,024          2010 thereafter

     Non taxable translation gain results from translation of TRY denominated non-monetary assets and liabilities to the US Dollar, the functional and reporting currency, in accordance with the relevant provisions of SFAS No. 52 as applied to entities in highly inflationary economies. Under SFAS No. 109, such translation differences between the tax and book basis of related assets and liabilities do not give rise to temporary differences. Such amounts are primarily attributable to translation gain resulting from the translation of TRY denominated fixed assets and intangibles into the US Dollar.

     The Turkish Treasury approved investment incentive certificates for a program of capital expenditures by Turkcell and its subsidiaries in GSM, call center and betting games operations. Such incentives entitle the Company to a 100% exemption from customs duty on imported machinery and equipment and an investment tax benefit of 100% on qualifying expenditures. The investment tax benefit takes the form of deductions for corporation tax purposes, but such deductions are subject to withholding tax at the rate of 19.8% (for expenditures made after April 24, 2003, the investment tax benefit equals 40% of qualifying expenditures but it is not subject to any withholding tax). As of June 30, 2005, investment incentive certificates provide for tax benefits on cumulative purchases of up to approximately $4,461,932 (December 31, 2004: $4,459,855) in qualifying expenditures, as defined in the certificates. As of June 30, 2005, the Company had unused tax credit carryforwards under the certificates of approximately $284,668 (December 31, 2004: $313,120), which can be carried forward indefinitely. The certificates are denominated in TRY. However, approximately $483,265 of qualifying expenditures through June 30, 2005 (December 31, 2004: $677,433) under such certificates is indexed against future inflation.

     The Company establishes valuation allowances in accordance with the provisions of SFAS No. 109. The Company continually reviews the adequacy of the valuation allowance based on changing conditions in the market place in which the Company operates and its projections of future taxable income, among other factors. The Company forecasts taxable income in 2005 and onwards and has generated taxable income for past two years. Currently, economic and political situation in Turkey became more stable and there are positive expectations about the near term future. Further, there are positive developments regarding the Turkey's membership to the European Union. On October 3, 2005, the member states of European Union have decided to start membership discussions with Turkey. Such decision is expected to have certain political and economic benefits for Turkey in near future. Furthermore, the settlement agreements with Turk Telekom and the Turkish Treasury have been signed in the fourth quarter of 2004. Management believes that these developments provide management a better visibility about the near term future. As a result, as of June 30, 2005, management's assessment of the realizability of the deferred tax assets and related valuation allowance requirements is consistent with that made at December 31, 2004. Management concluded that it was more likely than not that the deferred tax assets of $213,583 were realizable. Turkish tax legislation does not allow companies to file tax returns on a consolidated basis. Therefore, management believes a valuation allowance should continue to be provided on a portion of the deferred tax assets, resulting from certain consolidated subsidiaries, as they are unable to conclude that the likelihood of realizing these deferred tax assets is more likely than not. Accordingly, a valuation allowance of approximately $17,250 is recorded as of June 30, 2005 (December 31, 2004: $17,177) for such amounts. The valuation allowance at December 31, 2004 and June 30, 2005 has been allocated between current and non-current deferred tax assets on a pro-rata basis in accordance with the provisions of SFAS No. 109. Management believes that it is more likely than not the net deferred tax asset of approximately $213,583 as of June 30, 2005, will be realized through reversal of taxable temporary differences as well as future taxable income exclusive of reversing taxable temporary differences. The Company will continue to evaluate the realizability of its deferred tax assets including net operating loss and tax credit carryforwards and the related impact on the valuation allowance.

     In accordance with the Law No. 4842, which made changes in certain laws announced on April 24, 2003, the surcharge of 10% applied on the corporation tax is abolished effective for all tax returns filed on or after January 1, 2004. Accordingly, substantially all taxable income earned from January 1, 2003 is taxed at a rate of 30%. However, in accordance with the Law No. 5035, which was enacted during December 2003 and announced on January 2, 2004, the corporation tax rate will be applied as 33% for taxable income earned in 2004 only.

     Further, in accordance with the Law No. 5024, effective from January 1, 2004, taxable income is determined based on the financial statements restated for the effects of inflation if the cumulative three-year inflation rate exceeds 100% and annual inflation rate in the current period exceeds 10%. Accordingly, taxable income for the period ended December 31, 2004 has been determined based on such restated financial statements. However, on April 19, 2005, the Ministry of Finance declared that since the cumulative three-year inflation rate does not exceed 100% and the annual inflation rate in the current period does not exceeds 10%, financial statements as of and for the three month period ended March 31, 2005 are not subject to the restatement for the determination of taxable income. Financial statements as of and for the six month period is not subject to the restatement for the determination of taxable income. It is not certain yet that whether financial statements for the remaining quarters of 2005 or for whole year will be restated for the determination of taxable income or not. The change in tax law is not expected to have a material impact on future taxable income.

(18) Long Term Borrowings

     At December 31, 2004 and June 30, 2005, long-term borrowings comprised:


                                                   Interest           Contractual         December 31,         June 30,
                                                   rate (%)             maturity              2004               2005
                                              -------------------   -----------------   ------------------   -------------
                                                                                                             (Unaudited)
     Cellco 12.75% senior notes, due 2005           12.75%               August 2005    $         335,000         335,000
     Turkiye Garanti Bankasi AS
         ("Garanti Bankasi") - 2                Libor + 3.40%             March 2007              100,000         100,000
     ABN Amro NV-1                             Euribor + 2.80%         December 2005               26,712          90,983
     Ericsson Credit AB                         Libor + 5.00%           January 2006               37,170          80,842
     Murabaha syndicated facility               Libor + 4.50%              June 2006              100,000          74,375
     Akbank TAS ("Akbank")  - 2                 Libor + 3.50%          February 2007              100,000          66,500
     Garanti Bankasi - 1                        Libor + 5.62%             April 2006               50,000          50,000
     ABN Amro NV-2                              Libor + 3.00%               May 2006                3,372           7,214
     Akbank-1                                   Libor + 5.25%              June 2005               62,500               -
     Other                                                                                             49              45
                                                                                        -----------------    -------------
                                                                                                  814,803         804,959
     Less: Current portion of long term borrowings (Note 13)                                     (548,356)       (721,942)
                                                                                        ------------------   -------------
                                                                                        $         266,447          83,017
                                                                                        ==================   =============


     For the purpose of establishing a GSM network in Ukraine, Astelit signed an $89,042 vendor financing facility with Ericsson AB and Ericsson Credit AB on June 30, 2004, under which, Ericsson AB provides equipment and services and Ericsson Credit AB provides credit facilities to Astelit in respect of these purchases from Ericsson AB. On August 28, 2005, Astelit has entered into term facility agreement with Ericsson AB amounting to $45,000 in accordance with the clause which allows Astelit to purchase additional equipment and services within the vendor financial agreement. Maturity of this additional financing is December 21, 2005.

     Additionally, Astelit signed an Euro 125,000 (equivalent to $150,665 at June 30, 2005) vendor financing agreement with Nokia Corporation ("Nokia") and ABN Amro NV on July 12, 2004, under which, Nokia provides equipment and services and ABN Amro NV provides credit facilities in respect of these purchases from Nokia.

     On November 2, 2004, Astelit has entered into another supply contract with Sysdate Pty Ltd ("Sysdate"), amounting to $12,445. $7,214 of this contract is financed through a vendor financing agreement signed with Sysdate and ABN Amro NV, under which ABN Amro NV committed to finance Astelit's purchases of GSM 1800 billing equipment, software and services from Sysdate.

     Shareholders of Astelit have provided letters of guarantee for the above mentioned facilities, which will be repaid in 2005 and 2006.

     These vendor financing agreements contain certain customary covenants that limit the ability of Astelit to, among other things, pledge equipment acquired under the vendor financing agreements, change its business from telecommunications or invest in other business, sell certain fixed assets, merge with other companies except DCC, declare or pay dividends, and repurchase or repay any of its share capital.

     In order to decrease borrowing costs and foreign exchange risk, Turkcell signed a loan agreement with West LB AG, London Branch on August 24, 2005 to obtain an unsecured loan amounting to TRY 50,000 (equivalent to $37,277 as of June 30, 2005). The loan will be repaid semiannually in six equal installments and has an interest rate of six month TRYibor (TRY Libor) minus 15 basis points.

     The outstanding balance of the senior notes issued by Cellco in 1999 has been fully repaid on August 1, 2005. The loan had an interest rate of 12.75% and its original maturity was August 1, 2005.

     As of June 30, 2005, the Company is not subject any financial covenants or ratios with respect to its borrowings. There are no unused commitments under these facilities.

(19) Common Stock

     At June 30, 2005, common stock represented 1,854,887,341,000 (December 31, 2004: 1,854,887,341,000) authorized, issued and fully paid shares with a par value of TRY 0.001 each. In accordance with the Law No 5083 with respect to the TRY, on May 9, 2005, par value of each share is registered to be one TRY.

     The following table sets forth the computation of basic and diluted earnings per share:


                                                Three Months Ended,                          Six Months Ended,
                                                      June 30,                                    June 30,
                                             2004                  2005                 2004                  2005
                                      --------------------  -------------------   ------------------  ---------------------
                                                    (Unaudited)                                 (Unaudited)
     Numerator:
     Net income                                    96,420              213,740              222,587                342,147

     Denominator:
     Basic and diluted weighted
     average shares                     1,854,887,341,000    1,854,887,341,000    1,854,887,341,000      1,854,887,341,000

     Basic and diluted net income
     per share                                   0.000052             0.000115             0.000120               0.000184



     On April 5, 2005, the board of directors decided that Turkcell's statutory capital would be increased from TRY 1,474.6 million to TRY 1,854.9 million by adding TRY 234.1 million out of the total dividend for 2004 and the statutory capital inflation adjustment (included in the financial statements prepared in accordance with the accounting standards promulgated by the statutory tax laws) amounting to TRY 146.2 million for 2004. The increase of TRY 380.3 million would be distributed to the Company's shareholders in the form of a stock split. The capital increase was accounted for as a stock split in the Company's accompanying consolidated financial statements. As a result of the aforesaid transactions, the Company issued new shares with a total nominal value of TRY 380,247,980. On July 6, 2005, the Capital Market Board (the "CMB") approved the capital increase.

     The increase in statutory capital had no impact on the account balances in the consolidated statements of shareholders' equity. All share amounts and per share figures reflected in the Company's historical financial statements have been retroactively restated for the stock splits discussed above.

     The total effects of restatements in number of shares are as follows:


                                                                               December 31,                June 30,
                                                                                   2004                      2005
                                                                           ----------------------    ----------------------
     Historical number of shares                                               1,474,639,361,000         1,474,639,361,000
     After bonus share distribution - statutory capital inflation
       adjustment 2004                                                         1,620,795,740,000         1,620,795,740,000
     After bonus share distribution - dividend for the year 2004               1,854,887,341,000         1,854,887,341,000


     On July 21, 2004, it became public information that the debt restructuring talks between the Banking Regulation and Supervision Agency (the "BRSA") and the Cukurova Group, one of the significant founding shareholders of the Company, were finalized by mutual agreement. On September 28, 2005, transfer of Yapi Kredi shares to Koc Group was completed. With respect to the Turkcell Option Contract, parties agreed to give purchase option to Cukurova Holding A.S. or a Cukurova Group company that will be determined by Cukurova Holding A.S. to buy the shares over their market value in 12 months following the transfer of Yapi Kredi shares to Koc Group.

     On March 25, 2005, the Cukurova Group announced that it intended to sell approximately 53% of its directly and indirectly held shares in Turkcell Holding AS for a cash consideration of $3,103,762 to Sonera Holdings BV (Sonera). Finalization of the deal was subject to completion of the final share purchase/sale agreement, due diligence reports and obtaining the necessary permissions from regulatory authorities including exemption to be granted to Sonera by the Turkish Capital Markets Board for not offering the same purchase price per share for the public shares. If the deal had been finalized as planned, the Cukurova Group's effective interest in Turkcell would have decreased approximately to 13.3% and Sonera's effective interest would have increased to 64.1%. On May 23, 2005, Cukurova Holding announced that the exclusive negotiation obligation period was finalized without a conclusion on a share purchase/sale agreement between the parties. In the same announcement, it was noted that, as a result of public reaction and opinions raised at the Annual Shareholders' Meeting on the issue, Cukurova Group would start to work on options that may not lead to a change in control structure of Turkcell and/or Turkcell Holding AS. Following Cukurova Holding's announcement, Sonera filed a request for arbitration at the International Court of Arbitration of the International Chamber of Commerce (the "ICC"). Sonera also filed a request for interim measures at a civil court in Geneva. Sonera demanded that the court prohibit Cukurova Holding from initiating or continuing contacts with third parties other than Sonera, with a view to the sale or pledge of shares in Turkcell Holding.

     On June 13, 2005, the Cukurova Group announced that the Cukurova Group and Alfa Group had formed a $3.3 billion financial package. The financial package consists of an approximately $1.7 billion six-year duration loan while the remaining portion will be a year 2011 dated convertible bond. The bonds can be exchanged into shares of a Cukurova Group company after 18 months, which may lead to a 13.2% indirect ownership of Alfa Group in Turkcell. Finalization of the transaction was subject to due diligence reports and obtaining the necessary permissions from regulatory authorities. In the same announcement, it was noted that the funds would be primarily used by the Cukurova Group to retire its debt to the SDIF and finance the Cukurova Group's option regarding the acquisition of Yapi Kredi Bank's shares in Turkcell and Turkcell Holding.

     Turkcell is currently in the process of merging 1,000 existing ordinary shares, each having a nominal value of 0.001 TRY, to one ordinary share having a nominal value of TRY 1. On May 23, 2005, the bonus share certificates have been registered by Turkish Capital Market Board and the Istanbul Stock Exchange and started to be distributed to the shareholders of Turkcell.


(20) Commitment and Contingencies

     As of December 31, 2004 and June 30, 2005, commitments and contingent liabilities comprised the following:


                                                                                           December 31,         June 30,
                                                                                               2004               2005
                                                                                         ------------------   -------------
     Bank Letters of Guarantee                                                           $         257,607          71,524
     Guarantees
           Irancell Consortium                                                                     285,842         253,118
                 Iranian Authorities-Payment Guarantee                                             285,842         253,118
           Digital Platform                                                                         25,066          10,097
               BNP--Brussels (Buyer Credit)                                                         19,634           7,237
               BNP--Hungary (Buyer Credit)                                                           4,845           2,860
               BNP--Brussels (Financial Loan)                                                          470               -
               Websterbank--USA                                                                        117               -
     Purchase Commitments                                                                          269,210         121,716
        Nokia                                                                                      147,052          61,456
        Baytur                                                                                      39,650          27,430
        Asli Gazetecilik                                                                            17,500          10,000
        Ericsson AB                                                                                 46,964           8,895
        ADD                                                                                          8,000           8,000
        Sysdate                                                                                      9,045           5,935
        ABN Amro Finansal Kiralama AS ("ABN Amro Leasing")                                             999               -



     As of June 30, 2005, the Company is contingently liable in respect of bank letters of guarantee obtained from Yapi Kredi and given to customs authorities, private companies and other public organizations amounting to TRY 54.5 million (equivalent to $40,603 at June 30, 2005) (December 31, 2004: $41,522). In addition, as of June 30, 2005, the Company is contingently liable in respect of bank letters of guarantee obtained from other banks and given to private companies and other public organizations amounting to $921 (December 31, 2004: $767).

     As of December 31, 2004, the Company was contingently liable to the Turkish Treasury in relation to the Turk Telekom settlement agreement, amounting to TRY 266.5 million (equivalent to $198,693 at June 30, 2005). As of June 30, 2005, payments related to the bank letter of guarantee have been completed and contingent liability has been released.

     Within the context of the tender of privatization of Turk Telekom, on June 16, 2005, the Board of Directors of Turkcell, decided to form a consortium structure in order to submit to the Bidding Committee with Turktell participating in the consortium with a 40% shareholding. In relation to the bidding agreement, a bank letter of guarantee amounting to USD 30,000 was obtained but since the bidding process was finalized in favor of another party, the bank letter of guarantee had been released as of July 8, 2005.

     As a condition of the GSM license bid in Iran, the Consortium was obliged to provide a payment guarantee for a six month period to the Iranian Authorities amounting to EUR 300 million for an upfront license fee.

     The payment guarantee becomes effective when the license is formally awarded to Irancell. Turkcell guaranteed EUR 210 million (equivalent to $253,118 at June 30, 2005) of this guarantee through HSBC plc, which issued the payment guarantee under a syndicate with Akbank and BNP Paribas with an initial maturity of September 7, 2004. Since Irancell was not established, Turkcell has notified HSBC plc that it does not request any more extension of the payment guarantee and stated that HSBC plc can release the payment guarantee. On July 26, 2005, EUR 210 million guarantee has been released. In addition to the upfront license fee, if the Iranian subsidiary of the Company is formally established and if license is awarded, the Iranian subsidiary of the Company will pay an ongoing license fee based on the greater of minimum precommitted gross revenues agreed with the Iranian Authorities, or the actual gross revenues.

     Guarantees on behalf of Digital Platform are related to loans for set-top boxes, head-end and uplink imports and working capital financing used from the respective banks.

     Turkcell has committed to arrange at maximum $150,000 of financing for DCC until the end of 2006. Turkcell has substantially fulfilled the above mentioned commitment by acting as the guarantor of the vendor financing agreements signed by Astelit with Ericsson AB and Ericsson Credit AB, Nokia and ABN Amro NV and Sysdate and ABN Amro NV. In return of these guarantees, Turkcell pledged minority shares of Euroasia.

     Astelit has entered into vendor financing agreements with Ericsson AB and Ericsson Credit AB amounting to $89,042 on June 30, 2004, and with Nokia and ABN Amro NV amounting to EUR 125,000 (equivalent to $150,665 at June 30, 2005) on July 12, 2004. As of June 30, 2005, outstanding purchase commitments to Ericsson AB and Nokia amount to $8,895 and $61,456, respectively. On August 28, 2005, Astelit has entered into term facility agreement with Ericsson AB amounting to $45,000 in accordance with the clause which allows Astelit to purchase additional equipment and services within the vendor financial agreement. Maturity of this additional financing is December 21, 2005.

     Astelit has also entered into a $12,445 supply contract of which $7,214 is financed through a vendor financing agreement signed with Sysdate and ABN Amro NV. As of June 30, 2005, outstanding purchase commitment to Sysdate amounts to $5,935.

     Under a framework agreement, (the "framework agreement") Asli Gazetecilik agreed to provide advertisement services to the Company from July 1, 2002 until October 4, 2004. In consideration, the Company will pay a total amount of $25,000. On May 30, 2004, the Company signed the "Amended Framework Agreement" with Asli Gazetecilik, extending the terms of the agreement until December 31, 2005. As of June 30, 2005, the Company paid $15,000 and obtained respective advertising services amounting to $15,000 in accordance with this agreement.

     With respect to the sponsorships agreement signed between ADD and Turkcell on June 21, 2004, relating to the sponsorship of Besiktas Jimnastik Klubu ("BJK"), a football club in Istanbul, Turkcell has paid $7,000 to ADD on June 23, 2004 for 2004-2005 and 2005-2006 Football League Seasons. In respect to the agreement, Turkcell has also committed to pay $8,000 to ADD in two equal installments on July 1, 2006 and July 1, 2007 with respect to 2006-2007 and 2007-2008 Football League Seasons. On May 31, 2005, BJK informed ADD that they want to terminate the agreement unilaterally and asked for the terms of termination. On June 1, 2005, ADD informed BJK that the agreement may be terminated immediately upon pay back of $3,500 paid for the 2005-2006 Football League Season, related stamp duty and interest and release of the commitment amounting to $8,000. On June 21, 2005, ADD made a repayment to Turkcell amounting to $3,500. On July 19, 2005 Turkcell's commitment amounting to $8,000 has been released with the mutual agreement of the parties.

     The principal shareholder of Baytur, a construction company, is the Cukurova Group. Baytur committed to complete construction of 484 apartments within the scope of an agreement signed among Turkcell, Baytur and the land owner, which is a governmental organization, on October 19, 2004. The agreement amount is $39,650 and the project is planned to be completed in 2008. Turkcell paid $12,220 to Baytur within the scope of this contract as of June 30, 2005.

     The interconnection agreement with Turk Telekom provided for a renegotiation of pricing terms after December 31, 2004, and in the event that the parties could not agree on new terms by February 28, 2005, for referral to the Telecommunications Authority for resolution. As the parties were unable to agree on new terms, Turk Telekom referred the matter to the Telecommunications Authority, which has temporarily set call termination fees for calls terminating on each operator's network starting from August 10, 2005. According to its resolution procedure, the Authority is expected to set final termination fees, which are binding on both parties, by February 2006. On October 7, 2005 Turkcell filed a lawsuit against the Telecommunications Authority for the injunction and cancellation of this decision, which has temporarily set call termination fees for calls terminating on each operator's network starting from August 10, 2005.

     These temporary prices are not as favorable to Turkcell as they have been previously, and the Telecommunications Authority may impose further reductions in call termination fees. At this point, the Company is unable to estimate the timing and impact of the possible changes to its fees, however, new pricing terms, could be lower and these could have a material adverse affect on Turkcell's financial position, results of operations and cash flows .

     Legal Proceedings

     The Company is involved in various claims and legal actions arising in the ordinary course of business described below.

     Disputes on Ongoing License Fee resolved after the settlement agreement (the "Turkish Treasury Settlement Agreement")

     Dispute on VAT on Ongoing License Fee

     On December 28, 2001, the board of accounting experts of the Ministry of Finance issued an opinion stating that Turkcell should pay VAT on the ongoing license fee paid to the Turkish Treasury. Accordingly, the Tax Office delivered to Turkcell a notice on January 31, 2002, asserting deficiencies in VAT declarations requesting payments of approximately TRY
     91.4 million (equivalent to $68,124 as of June 30, 2005) for VAT, which would be offset by a VAT recoverable and would not result in a cash outflow from Turkcell and a total of approximately TRY 145.3 million (equivalent to $108,307 as of June 30, 2005) for penalty. Turkcell applied on March 1, 2003 to benefit from the Tax Amnesty Law entered into force in February 2003 for the amounts covering the period between April 1998 and November 2001. Turkcell's application was accepted and, accordingly, it received amnesty in respect to VAT on the ongoing license fee. Turkcell and the Tax Office agreed that Turkcell would made payments for the VAT amounts amounting to TRY 45.7 million (equivalent to $34,062 as of June 30, 2005) covering the period between April 1998 and November 2001 by nine equal installments between March 31, 2003 and June 30, 2004. By completing the payments in 2003, Turkcell received a discount of TRY 4.6 million (equivalent to $3,394 as of June 30, 2005).

     Turkcell has begun to make payments for VAT on ongoing license fees with reservation starting from June 2003 and commenced a lawsuit against the Tax Office for the related period. On December 31, 2003, the Tax Court decided that Turkcell would not have to pay VAT on ongoing license fee from February 2004 onwards. The Tax Office has appealed this decision. Based on its management and legal counsel's opinion, Turkcell has not provided any accrual related with this dispute in its consolidated financial statements as of and for the six month period ended June 30, 2005.

     Dispute on Turk Telekom Transmission Lines Leases

     Effective from July 1, 2000, Turk Telekom annulled the discount of 60% that it provided to Turkcell based on its regular ratio, which had been provided for several years, and, at the same time, Turk Telekom started to provide a discount of 25% being subject to certain conditions. Turkcell filed a lawsuit against Turk Telekom for the application of the agreed 60% discount. However, on July 30, 2001, Turkcell had been notified that the appeals court upheld the decision made by the commercial court allowing Turk Telekom to terminate the 60% discount. Accordingly, Turkcell paid and continues to pay transmission fees to Turk Telekom based on the 25% discount. Although Turk Telekom did not charge any interest on late payments at the time of such payments, Turkcell recorded an accrual amounting to TRY 3 million ($2,253 as of June

     30, 2005) for possible interest charges as of December 31, 2000. On May 9, 2002, Turk Telekom requested an interest amounting to TRY 30.1 million (equivalent to $22,417 as of June 30, 2005). Turkcell did not agree with the Turk Telekom's interest calculation and, accordingly, obtained an injunction from the commercial court to prevent Turk Telekom from collecting any amounts relating to this interest charge. Also, Turkcell initiated a lawsuit against Turk Telekom on the legality of such interest. As of June 30, 2005, Turkcell recorded a provision of TRY 13.3 million (equivalent to $9,913 as of June 30, 2005) because its management and legal counsel believe that this is the maximum potential liability in accordance with the relevant provisions of the Interconnection Agreement.

     Dispute on National Roaming Agreement

     During the third quarter of 2001, Turkcell was approached by Is-Tim to negotiate a national roaming agreement. These negotiations did not result in a mutual agreement. Therefore, the discussions continued under the supervision of the Telecommunications Authority. The Telecommunications Authority proposed a solution on October 18, 2001 and asked the parties to reach a decision by November 15, 2001. As Turkcell believes that the Telecommunications Authority is not authorized to intervene in this issue and Is-Tim's proposal is unreasonable, economically not proportional and technically impossible, Turkcell obtained an injunction on November 12, 2001 from the Ankara Fourth Court of First Instance regarding the conflict. On December 6, 2001, the Ankara Fourth Court upheld the injunction it rendered in Turkcell's favor on November 12, 2001. According to the Court's decision, the execution of a national roaming agreement between Is-Tim and Turkcell has been prevented. The Telecommunications Authority and Is-Tim have appealed the granting of the injunction and the appeals were disapproved.

     In addition, on November 26, 2001, Turkcell initiated an arbitration suit in the ICC against the Turkish Ministry and the Telecommunications Authority. On November 25, 2003, the ICC rendered a decision stating that the case is not under its jurisdiction. In January 2004, Turkcell appealed the decision before the Ankara 13th Court of First Instance. On April 6, 2004, the court dismissed the appeal. Turkcell has appealed this decision. Furthermore, Turkcell had previously initiated an action before the Ankara Ninth Administrative Court on November 13, 2001 to annul the above-mentioned proposed solution of the Telecommunications Authority. On April 18, 2002, the court decided that the issue is not under its jurisdiction and transferred the case to Danistay. On September 13, 2003, Danistay rejected Turkcell's request of injunction.

     On March 8, 2002, the Telecommunications Authority issued a new regulation "Regulation on Principles and Procedures Relating to National Roaming Agreements". Two of the most important provisions of the new regulation are Provisional Article 1 and Article 17. Provisional Article 1, which deals with negotiations, agreements and documents relating to the issuance of this regulation, states that all ongoing negotiations shall continue in compliance with the new regulation and that all agreements and documents completed before issuance of the new regulation shall remain valid and binding. Article 17 sets out penalties to be imposed on any party violating the provisions of the new regulation.

     In a letter dated March 14, 2002, the Telecommunications Authority subjected Is-Tim's request for national roaming to the condition that it be reasonable, economically proportional, and technically possible. Nevertheless the Telecommunications Authority declared that Turkcell is under an obligation to enter a national roaming agreement with Is-Tim within a 30 day period. On April 8, 2002, Turkcell obtained a precautionary injunction from the court against the application of the new regulation issued by the Telecommunications Authority requiring it to agree on national roaming within 30 days and providing for penalties in case Turkcell did not agree. Turkcell initiated proceedings against application of the new regulation before the ICC on April 11, 2002, requesting certification of the fact that it is not required to enter into an agreement within 30 days and that it is under no obligation to pay any penalties whatsoever if it does not agree within 30 days. While the ICC proceedings are being pursued Turkcell has initiated a lawsuit before the Danistay, concerning the annulment of these regulations. Based on the second request for the injunction of the decision, on May 12, 2005 Turkcell received a notification from Danistay that the decisions and actions regarding the notification of Telecommunications Authority dated March 14, 2004 has been ceased until the case is finalized, but rejected Turkcell's request for an injunction to cease application of the procedures and policies under the new regulation with respect to national roaming. On

     January 23, 2004, the ICC rendered a decision stating that the case is not under its jurisdiction. In March 2004, Turkcell appealed the decision before the Ankara 21st Court of First Instance. On December 14, 2004 the court rejected Turkcell's request of annulment of the ICC's decision. Turkcell has appealed this decision.

     On June 9, 2003, the Turkish Competition Board (the "Competition Board") decided that Turkcell abused its dominant position by refusing to enter into a national roaming agreement with Is-Tim, and fined Turkcell by approximately TRY 21.8 million (equivalent to $16,269 at June 30, 2005). On June 7, 2004, the Competition Board's written decision was communicated to Turkcell. Turkcell initiated a lawsuit requesting the cancellation of the Competition Board's decision. On November 3, 2004 Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized. On December 10, 2004, Tax Office requested approximately TRY 21.8 million (equivalent to $16,269 at June 30, 2005) regarding the Competition Board decision. On December 30, 2004, Turkcell initiated a lawsuit before the Administrative Court against the Tax Office and the Competition Board's requesting injunction and cancellation of the payment order. The court has sent the case to Danistay and Danistay decided that the issue is not under its jurisdiction and transferred the case to the Administrative Court. Turkcell obtained an injunction from the Administrative Court. Telecommunications Authority and Tax Office appealed this decision. Both the Telecommunications Authority and Tax Office appeals rejected. Based on its management and legal counsel's opinion, Turkcell has not recorded any accrual for Competition Board's decision.

     The Telecommunications Authority decided that Turkcell has not complied with its responsibility under Turkish regulations to provide national roaming and fined Turkcell by approximately TRY 21.8 million (equivalent to $16,269 at June 30, 2005). On April 7, 2004, Turkcell made the related payment. On May 27, 2004, Turkcell commenced a lawsuit against Telecommunications Authority's decision. On December 1, 2004, the Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized, but rejected Turkcell's request for an injunction to cease application of the procedures and policies under the new regulation with respect to national roaming. On January 3, 2005 Telecommunications Authority paid back TRY 21.8 million (equivalent to $16,269 at June 30, 2005) with respect to the aforesaid injunction of Danistay. Telecommunications Authority appealed the Danistay's decision with respect to the injunction. The appeal has been rejected by General Assembly of Administrative Courts of Danistay. Based on its management and legal counsel's opinion, Turkcell recorded income amounting to TRY 21.8 million (equivalent to $16,269 at June 30, 2005) in its consolidated financial statements as of and for the year ended December 31, 2004.

     If Turkcell is forced to enter a national roaming agreement on terms and conditions that do not provide an adequate return on its investment in its GSM network, its financial position, results of operations and cash flows could be materially adversely affected.

     Investigation of the Turkish Competition Board

     The Competition Board commenced an investigation of business dealings between Turkcell and KVK, in October 1999. The Competition Board decided that Turkcell disrupted the competitive environment through an abuse of dominant position in the Turkish mobile market and infringements of certain provisions of the Law on the Protection of Competition. As a result, Turkcell was fined by approximately TRY 7 million (equivalent to $5,199 as of June 30, 2005) and was enjoined to cease these infringements. The Competition Board's written decision was communicated to Turkcell on June 29, 2003 and Turkcell initiated a lawsuit before Danistay for the injunction and cancellation of the decision. Danistay dismissed the request for injunction and Turkcell appealed this decision. General Assembly of Administrative Courts of Danistay dismissed the request for injunction. Turkcell has accrued TRY 7 million (equivalent to $5,199 at June 30, 2005) on its consolidated financial statements as of June 30, 2005.

     Dispute on Collection of Frequency Usage Fees

     On May 21, 1998, Turkcell entered into a protocol with the Wireless Communications General Directorate (the "Directorate") regarding the application of the governing provisions of the Wireless Law No. 2813 to the administration of its GSM mobile phone network. Under this protocol, Turkcell is to collect frequency usage fees, which are calculated by the Directorate, from the taxpayers using mobile phones on behalf of the Directorate, and to pay the levied tax to the Directorate. In 2001, the Directorate's power, including all of its rights and obligations, was transferred to the Telecommunications Authority. On March 22, 2002, as a consequence of the impossibility in fact and at law of collecting such tax from its prepaid subscribers, Turkcell applied to the Ankara 17th Judicial Court and obtained an injunction in respect of the collection of the frequency usage fees. Immediately after this decision, on March 27, 2002, Turkcell filed a lawsuit against the Telecommunications Authority requesting cancellation of the protocols obligating it to collect the frequency usage fees from the prepaid subscribers and to pay it to the Telecommunications Authority. On July 10, 2002, the court decided in favor of Turkcell. On March 31, 2003, the appeals court notified Turkcell that it has accepted Telecommunications Authority's appeal and annulled the decision of the lower court. The lower court revised its decision in line with the appeals court's decision. On April 20, 2004, Turkcell paid TRY 145.6 million (equivalent to $108,584 at June 30, 2005) for the frequency usage fees of 2002 including interest through that date with reservation. The court rejected Turkcell request and decided that there should be no further judgement on this issue since the frequency usage fees of 2002 are paid. Turkcell will appeal this decision.

     New Action by Turk Telekom on Basic Unit Price

     In a case filed by Turk Telekom against the Turkish Telecommunications Authority, the Danistay granted an injunction limiting the applicability of the last paragraph of Article 13 of the License Agreement signed between the Telecommunications Authority and Turkcell. Article 13 regulates the base unit price, the minimum price charged by the Turk Telekom to its subscribers for calls originating on fixed lines and terminating on Turkcell's network. Pursuant to the injunction by the Danistay, Turk Telekom informed Turkcell that it will recalculate and make its monthly payments to Turkcell on an ongoing basis beginning from the January 2003 payment. Turkcell appealed the Danistay's decision with respect to the injunction received by Turk Telekom. Its appeal was rejected by General Assembly of Administrative Courts of Danistay. In spite of the injunction obtained from Danistay, for the period between January - April 2003, Turk Telekom made respective payments with reservation.

     With respect to the settlement agreement signed with the Turk Telekom, Turkcell has made the necessary applications for termination of respective court case.

     Investigation of the Telecommunications Authority on International Voice Traffic

     In May 2003, Turkcell was informed that the Telecommunications Authority had initiated an investigation against Turkcell claiming that Turkcell has violated Turkish laws by carrying some of its international voice traffic through an operator other than Turk Telekom. Turkcell is disputing whether Turk Telekom should be the sole carrier of international voice traffic. On March 5, 2004, the Telecommunications Authority fined Turkcell by approximately TRY 31.7 million (equivalent to $23,657 at June 30, 2005). On April 9, 2004, Turkcell made the respective payment. On June 2, 2004, Turkcell commenced a lawsuit against the decision of the Telecommunications Authority.

     On November 5, 2004, the Danistay issued an injunction to cease the decisions and actions subject to the lawsuit until the case is finalized, but rejected Turkcell's request for an injunction to cease application of related items of Telecommunications Authority's regulation with respect to execution of administrative fines to operators. Telecommunications Authority appealed to this decision and the case is sent to General Assembly of Administrative Courts of Danistay and General Assembly of Administrative Courts of Danistay rejected Telecommunications Authority's appeal.

     With respect to the Danistay's injunction on January 26, 2005, Telecommunications Authority paid TRY 18 million (equivalent to $13,420 at June 30, 2005) back to Turkcell and the remaining balance amounting to TRY
     13.7 million (equivalent to $10,237 at June 30, 2005) was deducted from Turkcell's payables. Telecommunications Authority appealed this decision. Based on its management and legal counsel's opinion, Turkcell has recorded income amounting to TRY 31.7 million (equivalent to $23,657 at June 31, 2005) in the consolidated financial statements as of and for the year ended December 31, 2004.

     On March 2, 2005, Turk Telekom notified Turkcell that, Turkcell has damaged Turk Telekom because of the interconnection agreement signed with Milleni.com. Accordingly, Turk Telekom requested Turkcell to pay TRY 219.1 million (equivalent to $163,385 as of June 30, 2005) of principal and TRY
     178.4 million (equivalent to $132,979 as of June 30, 2005) of interest, which make a sum of TRY 397.5 million (equivalent to $296,365 as of June 30, 2005) until March 7, 2005.

     In addition, on August 19, 2005, Turk Telekom applied to the Ankara 7th Commercial Court of First Instance and filed a lawsuit against Turkcell to obtain an injunction and to block all deposits and receivables of Turkcell to collect its damage amounting TRY 450.9 million ($336,190 as of June 30, 2005) including principal and interest because of the interconnection agreement signed with Milleni.com. Ankara 7th Commercial Court of First Instance rejected the injunction request of Turk Telekom. Management and legal counsel believe that such a request has no legal basis. At this point in the litigation it is premature to estimate its potential outcome, if any, from Milleni.com interconnection dispute. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated financial statements as of June 30, 2005.

     Dispute on Taxation on Investment Tax Credit

     On July 14, 2003, the Tax Office claimed that Turkcell should have paid withholding tax and fund on investment tax credit used for 1999. The notice stated that, based on calculation made by the Tax Office, Turkcell should pay TRY 1.8 million (equivalent to $1,339 at June 30, 2005). The Tax Office also imposed a penalty fee of TRY 4.3 million (equivalent to $3,175 at June 30, 2005). Management decided not to pay such amounts and initiated a juridical process based on the decision of the general counsel of Danistay in relation with withholding tax and fund on investment tax credit for 1999. On September 10, 2003, Turkcell initiated a lawsuit in the Tax Court related with this dispute. On May 12, 2004, the Tax Court decided in favor of Turkcell. The Tax Office appealed this decision. On June 15, 2005, Danistay rejected the Tax Office's appeal. The case is still pending. Management and the legal counsel believe that Turkcell will prevail in this matter.

     Investigation of the Telecommunications Authority on Frequency Fee Payments

     On October 23, 2003, the Telecommunications Authority fined Turkcell, claiming that Turkcell has made inadequate annual frequency usage fee payments. The Telecommunications Authority requested TRY 16 million (equivalent to $11,933 as of June 30, 2005) for principal, an interest charge of TRY 10.8 million (equivalent to $8,023 as of June 30, 2005) and a penalty of TRY 63.4 million (equivalent to $47,314 as of June 30, 2005). Management and legal counsel believe that the Telecommunications Authority's decision is due to a misinterpretation of the applicable regulations. On February 20, 2004, Turkcell initiated the legal proceedings for the annulment of the decision. The court rejected Turkcell's request for injunction for annulment of Telecommunications Authority's decision. The case was transferred to upper court. Turkcell's request for injunction was also rejected by the upper court. Turkcell appealed this decision. On April 16, 2004, Turkcell paid TRY 103.7 million (equivalent to $77,343 as of June 30, 2005) including interest through that date regarding the Telecommunication Authority's claim. The Appeal Court rejected the case. Turkcell appealed this decision.

     Dispute on Special Transaction Taxation Regarding Prepaid Card Sales

     On September 18, 2003, the Ministry of Finance issued a report stating that by applying discounts for prepaid card sales for the period between June - December 2002, Turkcell calculated the special transaction tax on post-discounted amount. Pursuant to this report, the Tax Office delivered to Turkcell a notice, asserting deficiencies in special transaction tax declarations and requesting a special transaction tax payment amounting to TRY 7 million (equivalent to $5,213 at June 30, 2005) and a tax penalty of TRY 9.9 million (equivalent to $7,362 at June 30, 2005). On November 20, 2003, Turkcell initiated a lawsuit in the Tax Court related with this dispute. On May 31, 2004, the Tax Court decided in favor of Turkcell. The Tax Office has appealed this decision on September 6, 2004. The case is still pending. Management and legal counsel believe that Turkcell will prevail in this matter.

     Disputes on annulment of fixed odd betting tender related to establishment and operation of risk management center head agency

     Reklam Departmani Basin Yayin Proje Yapim Danismanlik ve Ticaret Limited Sirketi ("Reklam Departmani") commenced a lawsuit against the Spor Toto Teskilat Mudurlugu in the Ankara Fourth Administrative Court. In the lawsuit, Reklam Departmany claimed for the annulment of fixed odd betting tender related to the establishment and operation of risk management center and acting as head agency. The Company is not a party to the lawsuit but Inteltek's operations may be affected by the court's decision. Accordingly, the Company joined the case. On February 21, 2005, Ankara Fourth Administrative Court rejected the case. Reklam Departmany has appealed the case. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated financial statements as of June 30, 2005.

     With respect to the same tender Gtech Avrasya Teknik Hizmet ve Musavirlik AS ("Gtech") commenced a lawsuit against Public Tender Authority and Genclik ve Spor Genel Mudurluou in the Ankara Fourth Administrative Court. The Company is not a party to the lawsuit but Inteltek's operations may be affected by the court's decision. Accordingly, the Company joined the case. On February 21, 2005, Ankara Fourth Administrative Court rejected the case. Gtech has appealed the case. Management and legal counsel believe that the Company will prevail in this matter. Accordingly, the Company has not provided any accruals with respect to this matter in its consolidated financial statements as of June 30, 2005.

     Dispute with Spor Toto Teskilat Mudurlugu

     On April 15, 2005, Spor Toto Teskilat Mudurlugu, a governmental body, notified Inteltek that Inteltek is obliged to pay TRY 1.4 million (equivalent to $1,069 at June 30, 2005) including 5% interest charge, with the claim of the inadequacy of the system software, failure to spot dealer sales on a live basis and lack of control mechanisms and cause for the non-collection of a certain portion of turnover from dealers, Inteltek management believes that the claim of Spor Toto Teskilat Mudurlugu has no legal base and collection risks from dealer belongs to Spor Toto Teskilat Mudurlugu.

     Dispute on call termination fee

     Telsim has initiated a lawsuit claiming that, Turkcell has not applied the reference interconnection rates determined by the Telecommunications Authority, and has charged interconnection fees exceeding the ceiling rates approved by Telecommunications Authority and requested an injunction to be applicable starting from August 1, 2005, to cease this practice and requested a payment of its damages totaling to TRY 26.1 million (equivalent to $19,465 as of June 30, 2005) including principal, interest and penalty on late payment. At this point the Court rejected the appeal request of Telsim.Turkcell is still charging interconnection fees applicable to the Interconnection Agreement with Telsim which is still effective. As it is stated in the Interconnection Agreement with Telsim,Telsim referred the matter to the Telecommunications Authority. The resolution procedure has not been finalized yet. At this point in the litigation it is premature to estimate the legal outcome. Based on its management and legal counsel's opinion, Turkcell has not recorded any accrual with respect to this matter in its consolidated financial statements as of June 30, 2005.

     Invalidity of the Board Resolution

     On June 23, 2005, the Board of Directors of Turkcell has decided to allow Alfa Group to conduct a due diligence in Turkcell and to entitle the management. On July 1, 2005, Sonera filed a suit with an injunction request against Turkcell in Beyoglu 2nd Commercial Court of First Instance for the purpose of determination of the invalidity of the resolution dated June 23, 2005. On July 4, 2005, Beyoglu 2nd Commercial Court of First Instance rejected Sonera's injunction request. The case is still pending.

(21) Subsequent Events

     (a) On August 19, 2005, Sonera announced that they filed lawsuit against Cukurova Holding in the ICC at Vienna claiming that the shareholder agreement between Sonera and Cukurova Holding has been violated.


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     (b) On September 2, 2005, the Board of Directors of Turkcell decided to continue with the Irancell project and approved the ownership structure of Irancell with a stake of 49% in Irancell for Eastasia. However, it has been stated that 21% of the shares of Irancell should be transferred to the National Bank of Iran, Bank Melli, and the parties should agree that these shares shall be publicly offered in the third year following the initiation of the Irancell operations and these agreed terms should be reflected into all agreements between the parties in Irancell. Iranian Telecommunications Ministry has set November 21, 2005 as the deadline with respect to the finalization of the shareholder structure of the Consortium.

     In the meantime, Eastasia has deposited EUR 172.7 million in Bank Saderat Plc. located in London as its potential contribution to the GSM network license fee and a portion of the initial capital, to show its willingness to invest in Irancell. Turkcell provided a deposit pledge with Garanti Bankasy in the amount of EUR 91.6 million, and Garanti Bankasy provided a bank loan to Eastasia for the same amount. The maturity of this loan is set as November 21, 2005 which is also the proposed deadline for the completion of the negotiations over the shareholder structure of the Consortium. Turkcell is continuing to negotiate the terms of its shareholding in Irancell with the other members of the Consortium. The level of Turkcell's shareholding in the revised Consortium shareholder structure, including whether Turkcell will participate at all in Irancell, is uncertain and subject to continuing negotiation.

     Although Irancell has plans for commencing operations in Iran, it has not commenced operations in Iran and will not do so, if at all, prior to finalizing the terms of the revised Consortium shareholder structure. Although Turkcell does not currently conduct any operations in Iran, to the extent the members of the Consortium finalize the shareholder structure of Irancell with one another and Irancell commences operations in Iran, such operations may in the future be material to Turkcell. As with any other investment, Turkcell's potential investment in Iran through Eastasia and the Consortium involves risk.

     Notwithstanding the foregoing, Turkcell believes the Iranian Ministry of Communication and Information Technology has not properly implemented the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process, which was won by the Consortium. As a result, Turkcell has brought a claim in Iranian courts seeking to compel the Ministry to implement the laws and regulations passed by the Iranian Parliament in connection with the GSM tender process.

     (c) With the amendment to the Privatization Law, on July 3, 2005, definition of the items that should be included in the gross revenue used in the calculation of the amounts to be paid to the Turkish Treasury has been amended. According to the amendment, interest charges for late collections and indirect taxes such as value added taxes, special transaction tax and stamp duty are excluded from the definition of the gross revenue. This amendment has been approved by the President of Turkish Republic and published at Official Gazette on July 21, 2005. This amendment will come into effect pursuant to the Turkcell's application to the Telecommunications Authority for the revision of related articles of the Licence Agreement and the respective approval of Danistay.

     (d) Based on the shareholders loan agreement signed on October 3, 2005, the shareholders of Euroasia committed to arrange an additional $55,600 of financing to Euroasia in proportion to their respective shareholding in Euroasia, first as a shareholder loan, then converted to equity through the shareholders' resolution. The Company provided a deposit pledge in the amount of $30,605, representing its commitment within the shareholder's loan agreement, and in return for this pledge HSBC plc. provided a bank loan to Euroasia for the same amount. All proceeds have been used by Euroasia to fund its consolidated subsidiary, Astelit. On October 24, 2005, the Board of Directors of Turkcell, decided to pay TRY 35.0 million to Turktell Uluslararasy, in the form of capital advance, which shall be used in the future capital increase of Astelit which is Turktell Uluslararasi's indirect subsidiary. Additionally, Turktell Uluslararasi, through a board decision dated October 24, 2005, approved the equity injection into Euroasia in the amount of $30,605, representing its share and to apply to and perform all procedures in front of Turkish Treasury and other authorized bodies. The Euroasia loan will be repaid and converted to equity injection prior to the end of November 2005. Following the $55,600 additional equity injection, the total equity in Euroasia will be $203,639, with the Company's shareholding being 54.4%.


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     (e) Within the framework of Cukurova Group`s proposal regarding Turkcell's purchase of 50% shares of A-Tel owned by Yapy Kredi in return for a consideration amounting to $150 million, on October 24, 2005, the Board of Directors of Turkcell decided to purchase 50% of A-Tel shares provided that such shares' value concluded as per the tax, legal and financial due diligence review to be conducted in A-Tel and the evaluation to be made by an audit firm or an investment bank as per such due diligence report is at least $150 million.


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                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         TURKCELL ILETISIM HIZMETLERI A.S.


Date:  October 27, 2005                By:  /s/ MUZAFFER AKPINAR
                                            ------------------------------------
                                            Name:    Muzaffer Akpinar
                                            Title:   Chief Executive Officer